Exhibit 99.1

Consolidated Financial Statements

TIM Participações S.A. and subsidiaries

Years ended December 31, 2003, 2004 and 2005

with Report of Independent Registered Public Accounting Firm

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003, 2004 and 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of

TIM PARTICIPAÇÕES S.A.

We have audited the accompanying consolidated balance sheets of TIM Participações S.A. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of operations, changes in shareholders’ equity and changes in financial position for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TIM Participações S.A. and subsidiaries at December 31, 2005 and 2004, and the consolidated results of their operations and their financial position for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in Brazil, which differ in certain respects from accounting principles generally accepted in the United States of America (see Note 33 to the consolidated financial statements).

ERNST & YOUNG Auditores Independentes S/S

/s/ Mauro Moreira
Mauro Moreira Partner

Rio de Janeiro, Brazil

April 28, 2006

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2004 and 2005

(In thousands of Brazilian reais)

	Notes	2004	2005
ASSETS
Current assets
Cash and cash equivalents		89,873	30,124
Short-term investments		766,459	1,251,644
Accounts receivable, net	5	608,122	723,335
Inventories	6	47,200	81,880
Recoverable taxes	7	91,154	114,065
Deferred income and social contribution taxes	8	108,706	103,118
Prepaid expenses and other assets		4,833	9,273

Total current assets		1,716,347	2,313,439

Noncurrent assets
Recoverable taxes	7	46,750	69,946
Deferred income and social contribution taxes	8	163,114	117,478
Related parties	9	397	18,618
Judicial deposits	10	30,291	26,278
Other noncurrent assets		1,505	4,706

Permanent assets
Property, plant and equipment, net	11	1,597,172	1,804,637
Intangibles, net	12	40,580	29,961

Total assets		3,596,156	4,385,063

	Notes	2004	2005
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable and accrued expenses	13	691,022	1,056,721
Loans and financing	14	62,206	23,945
Accrued interest		666	1,762
Salaries and related charges	15	20,842	22,685
Taxes, charges and contributions	16	153,563	157,666
Authorizations payable	17	11,361	8,741
Dividends and interest on shareholders’ equity payable		114,678	141,606
Related parties	9	2,944	45,042
Other current liabilities		21,238	21,909

Total current liabilities		1,078,520	1,480,077

Noncurrent liabilities
Loans and financing	14	41,220	105,076
Taxes, charges and contributions	16	26,005	4,634
Provision for contingencies	18	32,602	42,787
Pension plan		3,697	3,584
Authorizations payable	17	—	2,962

Minority interests		393,605	—

Shareholders’ equity
Capital	19	884,504	1,472,075
Capital reserves	19	240,634	192,081
Income reserves	19	895,369	1,081,787

Total shareholders’ equity		2,020,507	2,745,943

Total liabilities and shareholders’ equity		3,596,156	4,385,063

See accompanying notes to consolidated financial statements.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

Years ended December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais, except for earnings per share, expressed in reais)

	Notes	2003	2004	2005
Gross revenues
Telecommunications services	20	1,159,472	2,782,403	3,169,742
Sale of goods	20	255,716	646,772	733,530

		1,415,188	3,429,175	3,903,272

Deductions from gross revenues	20	(326,906)	(864,543)	(985,057)

Net operating revenues		1,088,282	2,564,632	2,918,215

Cost of services rendered	21	(355,192)	(784,233)	(841,102)
Cost of goods sold	21	(222,829)	(513,662)	(536,470)

Gross profit		510,261	1,266,737	1,540,643

Operating expenses:
Selling	22	(230,488)	(647,277)	(798,106)
General and administrative	23	(94,877)	(182,442)	(185,946)
Equity pickup		(3,250)	—	—
Other operating expenses	24	(27,315)	(48,912)	(75,759)

		(355,930)	(878,631)	(1,059,811)

Income before financial results		154,331	388,106	480,832

Financial income (expenses):
Financial income	25	111,766	133,613	158,546
Financial expenses	26	(81,276)	(68,801)	(83,634)
Foreign exchange variation, net		(4,681)	(4,241)	(2,482)

		25,809	60,571	72,430

Operating income		180,140	448,677	553,262

Non-operating income (loss)	27	12,842	(4,592)	(2,260)

Income before income and social contribution taxes and minority interest		192,982	444,085	551,002

Income and social contribution tax expense	8	(42,423)	(108,037)	(130,338)

Income before minority interest		150,559	336,048	420,664

Minority interest		(29,757)	(70,113)	(21,464)

Net income for the year		120,802	265,935	399,200

Earnings per thousand shares outstanding at year-end (R$)		0.34	0.38	0.45

See accompanying notes to consolidated financial statements.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Years ended December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

		Capital reserves		Income reserves
	Capital	Special goodwill reserve	Reserve for future capital increase	Legal reserve	Dividends payable	Unearned income reserve	Expansion reserve	Retained earnings	Total
Balances at December 31, 2002	324,666	178,062	—	23,795	8,655	—	310,152	—	845,330

Capital increase with transfer of reserve	44,497	(29,497)	—	—	—	—	(15,000)	—	—
Net income for the year	—	—	—	—	—	—	—	120,802	120,802
Realization of special dividends reserve	—	—	—	—	(8,655)	—	—	—	(8,655)
Allocation of net income for the year :									—
Legal reserve	—	—	—	6,040	—	—	—	(6,040)	—
Interest on shareholders' equity	—	—	—	—	—	—	—	(12,000)	(12,000)
Dividends	—	—	—	—	—	—	—	(18,491)	(18,491)
Expansion reserve	—	—	—	—	—	—	84,271	(84,271)	—

Balances at December 31, 2003	369,163	148,565	—	29,835	—	—	379,423	—	926,986

Capital increase with transfer of reserve	87,102	(27,102)	—	—	—	—	(60,000)	—	—
Capital and reserves increase with incorporation of net assets:
Tele Nordeste Celular Participações S.A.	428,239	119,171	—	32,839	2,300	18,838	280,194	—	881,581
Realization of special dividends reserve	—	—		—	(2,300)	—	—	—	(2,300)
ADENE tax incentive	—	—	—	—	—	—	—	20,937	20,937
Net income for the year	—	—	—	—	—	—	—	265,935	265,935
Allocation of net income for the year:									—
Legal reserve	—	—	—	14,343	—	—	—	(14,343)	—
Interest on shareholders' equity	—	—	—	—	—	—	—	(30,000)	(30,000)
Dividends	—	—	—	—	—	—	—	(42,632)	(42,632)
Expansion reserve	—	—	—	—	—	—	199,897	(199,897)	—

Balances at December 31, 2004	884,504	240,634	—	77,017	—	18,838	799,514	—	2,020,507

Capital increase with transfer of reserve	170,496	(54,954)	—	—	—	—	(115,542)	—	—
Capital increase with incorporation of shares:
TIM Sul S.A	208,220	—	—	—	—	—	—	—	208,220
TIM Nordeste Telecomunicações S.A.	206,849	—	—	—	—	—	—	—	206,849
Capital increase related to stock option plan	2,006	—	—	—	—	—	—	—	2,006
Capital reserve increase	—		6,401	—	—	—	—	—	6,401
Realization of unearned income reserve	—	—	—	—	—	(18,838)	—	—	(18,838)
ADENE tax incentive	—	—	—	—	—	—	—	35,289	35,289
Net income for the year	—	—	—	—	—	—	—	399,200	399,200
Allocation of net income for the year:									—
Legal reserve	—	—	—	21,724	—	—	—	(21,724)	—
Interest on shareholders' equity	—	—	—	—	—	—	—	(70,000)	(70,000)
Dividends	—	—	—	—	—	—	—	(43,691)	(43,691)
Expansion reserve	—	—	—	—	—	—	299,074	(299,074)	—

Balances at December 31, 2005	1,472,075	185,680	6,401	98,741	—	—	983,046	—	2,745,943

See accompanying notes to consolidated financial statements.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION

Years ended December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

	2003	2004	2005
Sources of working capital
Net income for the year	120,802	265,935	399,200
Amounts which do not affect working capital:
Exchange and monetary variation and interest	12,067	9,038	1,748
Provision for contingencies	2,912	11,678	6,676
Depreciation and amortization	211,798	332,534	481,907
Investment write-off	6,929	—	—
Residual value of fixed asset disposals	921	1,643	5,723
Gain on investments	3,250	—	—
Minority interests	17,924	45,526	21,464
Pension supplementation	900	(36)	(113)

Total from operations	377,503	666,318	916,605

From shareholders :
Capital subscription	—	—	417,075
Capital reserve increase	—	—	6,401
Effect of merger with Tele Nordeste Celular Partic. S.A.:
Noncurrent assets	—	(101,958)	—
Property, plant and equipment	—	(662,453)	—
Noncurrent liabilities	—	53,195	—
Minority interests	—	165,891	—
Net assets	—	881,579	—

	—	336,254	423,476

From third parties:
Decrease in noncurrent assets	61,140	156,445	202,958
Increase in noncurrent liabilities	—	26,665	3,509
New loans and financing	—	—	85,349
Tax incentive – ADENE	—	25,611	35,289

	61,140	208,721	327,105

Total sources	438,643	1,211,293	1,667,186

Applications of working capital
Acquisition of fixed assets	212,891	586,355	684,474
Increase in noncurrent assets	13,071	135,646	197,463
Decrease in noncurrent liabilities	60,910	110,879	42,116
Minority interests	—	—	415,069
Dividends and interest on shareholders’ equity	39,146	74,932	132,529

Total applications	326,018	907,812	1,471,651

Increase in working capital	112,625	303,481	195,535

Changes in working capital:
Current assets
At end of year	752,695	1,716,347	2,313,439
At beginning of year	705,791	752,695	1,716,347

	46,904	963,652	597,092
Current liabilities
At end of year	418,349	1,078,520	1,480,077
At beginning of year	484,070	418,349	1,078,520

	(65,721)	660,171	401,557

Increase in working capital	112,625	303,481	195,535

See accompanying notes to consolidated financial statements.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

1.	Operations

TIM Participações S.A. (“the Company”) is a listed entity directly controlled by TIM Brasil Serviços e Participações S.A. (“TIM Brasil”), a company of the Telecom Italia Group, which as of December 31, 2005, has the ownership of 50.33% of the voting capital and 19.88% of the total capital.

The Company has the controlling ownership of TIM Sul S.A. (“TIM Sul”) and TIM Nordeste Telecomunicações S.A. (“TIM Nordeste”). TIM Sul provides mobile telephony services in the states of Paraná (except for the cities of Londrina and Tamarana), Santa Catarina and in the cities of Pelotas, Capão do Leão, Morro Redondo and Turuçu, in the state of Rio Grande do Sul. TIM Nordeste provides mobile telephony services in the states of Alagoas, Ceará, Piauí, Rio Grande do Norte, Paraíba and Pernambuco.

In March 2006, the Extraordinary Shareholders’ Meetings of the Company and of TIM Celular S.A. (“TIM Celular”), a wholly owned subsidiary of TIM Brasil, approved the acquisition of all the shares of TIM Celular by the Company, making TIM Celular into a wholly-owned subsidiary of the Company (see note 2-c). TIM Celular and its wholly owned subsidiary, Maxitel S.A. (“Maxitel”), provide mobile telephony services in the states of Amapá, Bahia, Roraima, Pará, Amazonas, Rio de Janeiro, Espírito Santo, Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Minas Gerais, Tocantins, Distrito Federal, Goías, Rio Grande do Sul (except for the city of Pelotas), São Paulo and Sergipe

Services provided by TIM Sul, TIM Nordeste, TIM Celular and Maxitel and the respective rates are regulated by ANATEL (“Agência Nacional de Telecomunicações”), regulatory authority of telecommunications in Brazil.

Although the economic situation in Brazil has remained stable in recent years, a return to higher levels of inflation and currency fluctuations could adversely affect the Company’s operations. The foreign exchange volatility of the Brazilian real (R$) in relation to the US dollar affects the Company’s financial statements. The exchange rate of the Brazilian Real to the US Dollar was R$2.8892:US$1.00, R$2.6544:US$1.00 and R$2.3407:US$1.00 at December 31, 2003, 2004 and 2005, respectively. At December 31, 2004 and 2005, the loans based in US Dollar represented 43% (9.90% pro forma 2004) and 0.0% (0.13% pro forma 2005) of the Company’s total consolidated debt. “Pro forma” is defined in note 3-c.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

2.	Corporate Reorganization

a)	Corporate merger

On June 1, 2004, the Board of Directors of Tele Celular Sul Participações S.A. (TCS) and Tele Nordeste Celular Participações S.A. (TND), subsidiaries of TIM Brasil, authorized the Protocol and Justification of Merger, which proposed the merger of TND with TCS. The merger of TND and TCS aimed to integrate their operations, reduce administrative costs, improve access to capital and achieve greater market liquidity.

On August 30, 2004, with ANATEL approval, the Shareholders’ General Meeting of TCS approved the proposal of the Board of Directors for the merger of net assets of TND through the exchange of TND shares for TCS shares. In such meeting, TCS was renamed TIM Participações S.A.

The merger exchange ratio was 0.9261 TCS share for each TND share outstanding. As a result, TCS issued 338,746,616,515 shares (127,594,750,755 common shares and 211,151,865,760 preferred shares). The merger of TND with TCS was recorded at book value and did not generate goodwill. Additionally, the results of operations of the merged companies were combined as if the merger had occurred on January 1, 2004.

The assets, liabilities, equity, revenues and expenses of TND were recorded on a line-by-line basis by TCS as of and for the eight-month period ended August 30, 2004. Therefore, TND shareholders’ equity of R$881,581 was transferred to TCS, representing the balance of TND shareholders’ equity at December 31, 2003 of R$877,042 plus an issuance of TND capital which occurred in January 2004 of R$4,539.

b)	Acquisition of minority interests of TIM Sul and TIM Nordeste

On April 26, 2005, the Board of Directors of the Company authorized the Protocol and Justification of Merger, which proposed the acquisition of the minority interests of TIM Sul and TIM Nordeste by the Company. On May 30, 2005, the Extraordinary Shareholders’ Meetings of TIM Sul, TIM Nordeste and the Company approved the acquisition, making the companies into wholly-owned subsidiaries of the Company.

The acquisition was effected through the issuance of Company shares to the minority shareholders of TIM Sul and TIM Nordeste. As a result, the Company issued 160,311,048,790 shares (28,724,249,675 common shares and 131,586,799,115 preferred shares).

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

b)	Acquisition of minority interests of TIM Sul and TIM Nordeste (Continued)

This transaction intended to concentrate liquidity of the shares of the three companies into only one company as well as to reduce expenses related to controls and the maintenance of several shareholders in different companies.

The withdrawal rights of common shareholders of the Company, as well as that of minority shareholders of TIM Sul and TIM Nordeste, expired on July 1, 2005. The amount disbursed by the companies for payment to withdrawing minority shareholders was R$0.8, represented by 153,861 common shares and 154,407 preferred shares.

The acquisition was recorded using the book value of the net assets acquired at March 31, 2005, in accordance with the merger agreement. As a result of this transaction, the minority interest in income is only recorded through March 31, 2005.

c)	Acquisition of TIM Celular

On January 31, 2006, the Boards of Directors of the Company and TIM Celular, an entity under common control, authorized the Protocol and Justification of Merger, which proposed the acquisition of TIM Celular by the Company through the exchange of all of TIM Celular’s shares for shares of the Company.

On March 16, 2006, the Extraordinary Shareholders’ Meetings of the Company and of TIM Celular approved the acquisition, making TIM Celular into a wholly-owned subsidiary of the Company. As a result, TIM Celular’s wholly-owned operating subsidiaries, Maxitel, CRC – Centro de Relacionamento com Clientes Ltda. (“CRC”) and Blah! Sociedade Anonima de Servicos e Comercio (“Blah”), became subsidiaries of the Company.

As a result of this transaction, the Company issued 1,443,012,977,093 shares (491,506,603,551 common shares and 951,506,373,542 preferred shares) on the date of shareholder approval (March 16, 2006).

This transaction intended to optimize the organizational structure of the companies and their subsidiaries. The transaction allowed synergies between the companies to provide personal mobile services (“SMP”) on a national level.

The exercise of withdrawal rights by common shareholders of the Company expired on April 19, 2006. No shareholders exercised their withdrawal rights.

In accordance with the merger agreement, the acquisition was recorded using the book value of the net assets acquired as of January 1, 2006, the date the Company also began consolidating TIM Celular’s results.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

3.	Presentation of the Financial Statements

a)	Basis of presentation

The consolidated financial statements have been presented in Brazilian reais (R$) prepared in accordance with accounting practices generally accepted in Brazil (“Brazilian GAAP”), which are based on the Brazilian Corporate Law (Law No. 6,404/76, as amended), the rules and regulations issued by the Brazilian Securities Commission (Comissão de Valores Mobiliários, or “CVM”) and certain accounting standards issued by the Brazilian Institute of Independent Accountants (Instituto dos Auditores Independentes do Brasil, or “IBRACON”).

The Company is a publicly-traded company, with American Depositary Receipts traded on the New York stock exchange – USA. Consequently, the Company is subject to the rules of the Security and Exchange Commission (“SEC”) and is also required to include in its financial statements specific disclosures relating to the reconciliation between shareholders’ equity and net income prepared in accordance with Brazilian GAAP and shareholders’ equity and net income based on accounting principles generally accepted in the United States of America (“US GAAP”). See Note 33. The level of disclosure in the financial statements was adjusted and expanded and certain reclassifications were made to comply with US GAAP.

b)	Consolidated Financial Statements

The consolidated financial statements include assets, liabilities and the result of operations of the Company and its subsidiaries, which are as follows:

	Ownership %
	2004	2005
TIM Sul	81.73	100.00
TIM Nordeste	81.75	100.00

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

The “pro forma” combined information disclosed in note 3-c includes assets, liabilities and the results of operations of the Company and its subsidiaries, including TIM Celular and its subsidiaries (see note 2-c), which are as follows

	Ownership %
	2004		2005
	Direct	Indirect	Direct	Indirect
TIM Participações
TIM Nordeste	81.75	—	100.00	—
TIM Sul	81.73	—	100.00	—
TIM Celular	100.00	—	100.00	—
Maxitel	—	100.00	—	100.00
CRC	—	100.00	—	100.00
Blah	—	100.00	—	100.00

All intercompany transactions and balances are eliminated upon consolidation. The main consolidation procedures are as follows:

I.	Elimination of asset and liability accounts among the consolidated companies;
II.	Elimination of the participation in capital, reserves and retained earnings of the subsidiaries;
III.	Elimination of revenues and expenses generated by transactions among the consolidated companies;
IV.	Separate disclosure of the minority interest participation in the consolidated financial statements, where applicable.

c)	Comparability of the financial statements

Reclassifications in the financial statements

To allow better comparison with the financial statements for the current year, certain reclassifications were made in the financial statements for 2003 and 2004. However, the amount of said reclassifications is not material in relation to the financial statements, as such, are not being disclosed.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

“Pro forma” information

The pro forma balance sheets and statements of operations are being set out, in this note and in the other notes to the financial statements, as if the common control mergers mentioned in Notes 2-a and 2-c had occurred at the beginning of the earlier periods presented. All intercompany balances and transactions have been eliminated. The pro forma information is being provided as directed by the CVM.

The following is a reconciliation of net income as reported in 2003, 2004 and 2005 to pro forma net loss:

	2003		2004	2005
Net income TIM Participações as reported		120,802	265,935	399,200
Net income TND as reported	207,545
ADENE tax incentive - TND	(50,520)

Adjusted net income - TND		157,025	—	—
Net loss TIM Celular, Maxitel, CRC and Blah as reported		(895,471)	(1,576,473)	(1,586,062)
Eliminations		14,032	58,567	240,426

Pro Forma Net Loss		(603,612)	(1,251,971)	(946,436)

As permitted by Brazilian GAAP, the Company presented the ADENE tax incentive directly as a credit to retained earnings in the 2004 consolidated financial statements. Such incentive was recorded by TND through the statement of operations in 2003.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

	Notes	2004 Pro forma	2005 Pro forma
ASSETS
Current assets
Cash and cash equivalents		127,836	519,300
Short-term investments		790,993	1,253,300
Accounts receivable, net	5	1,536,794	2,071,631
Inventories	6	191,088	215,242
Recoverable taxes	7	215,832	242,168
Deferred income and social contribution taxes	8	108,706	103,118
Prepaid expenses and other assets		85,934	56,820

Total current assets		3,057,183	4,461,579

Noncurrent assets
Recoverable taxes	7	244,658	297,634
Deferred income and social contribution taxes	8	163,114	117,478
Related parties	9	4,997	8,836
Judicial deposits	10	46,013	51,495
Other noncurrent assets		10,754	22,766

Permanent assets
Property, plant and equipment, net	11	6,554,409	7,541,457
Intangibles, net	12	2,746,246	2,454,093

Total assets		12,827,374	14,955,338

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

	Notes	2004 Pro forma	2005 Pro forma
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable and accrued expenses	13	2,854,899	3,443,286
Loans and financing	14	439,145	165,748
Accrued interest		3,058	50,399
Salaries and related charges	15	80,661	94,428
Taxes, charges and contributions	16	254,052	357,328
Concessions payable	17	42,535	34,792
Dividends and interest on shareholders’ equity payable		114,678	141,606
Related parties	9	637,234	50,212
Other current liabilities		57,319	54,442

Total current liabilities		4,483,581	4,392,241

Noncurrent liabilities
Loans and financing	14	151,259	1,653,895
Taxes, charges and contributions	16	26,005	4,634
Provision for contingencies	18	112,411	157,501
Pension plan		3,697	3,584
Concessions payable	17	—	8,755
Other noncurrent liabilities		17,083	5,001

Minority interests		393,605	—

Shareholders’ equity
Capital	19	6,503,730	7,455,859
Capital reserves	19	240,634	192,081
Income reserves	19	895,369	1,081,787

Total shareholders’ equity		7,639,733	8,729,727

Total liabilities and shareholders’ equity		12,827,374	14,955,338

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

	Notes	2003 Pro forma	2004 Pro forma	2005 Pro forma
Gross revenue
Telecommunication services	20	4,212,023	6,357,601	8,962,547
Sale of goods	20	1,061,356	1,817,481	2,270,057

		5,273,379	8,175,082	11,232,604

Deductions from gross revenues	20	(1,134,517)	(1,921,245)	(2,821,551)

Net revenue		4,138,862	6,253,837	8,411,053

Cost of services rendered	21	(1,744,538)	(2,225,495)	(2,894,945)
Cost of goods sold	21	(1,040,151)	(1,735,009)	(1,719,768)

Gross profit		1,354,173	2,293,333	3,796,340

Operating expenses:
Selling	22	(1,557,701)	(2,191,475)	(3,067,739)
General and administrative	23	(530,742)	(613,846)	(795,169)
Other operating expense	24	(286,478)	(373,268)	(305,928)

		(2,374,921)	(3,178,589)	(4,168,836)

Loss before financial results		(1,020,748)	(885,256)	(372,496)

Financial income (expenses):
Financial income	25	315,276	166,607	181,362
Financial expenses	26	(305,445)	(250,581)	(376,591)
Foreign exchange variations, net		571,950	(89,174)	(185,856)

		581,781	(173,148)	(381,085)

Operating loss		(438,967)	(1,058,404)	(753,581)

Non-operating income (loss)	27	23,391	(12,056)	(5,500)

Loss before income and social contribution taxes and minority interest		(415,576)	(1,070,460)	(759,081)

Income and social contribution tax expense	8	(112,643)	(111,398)	(165,891)

Loss before minority interest		(528,219)	(1,181,858)	(924,972)

Minority interest		(75,393)	(70,113)	(21,464)

Loss for the year		(603,612)	(1,251,971)	(946,436)

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

4.	Summary of Accounting Practices

a)	Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents.

b)	Short-term investments

Short-term investments represent temporary investments to be held up to the maturity dates which are generally less than one year, and are recorded at cost, as current assets, plus interest earned up to the balance sheet date. The balance of short-term investments is backed by government securities (LFTs and NTN’s) and Bank Deposit Certificates (CDB) issued by first tier banks, subject to 101.47% of the Interbank Deposit Certificate (CDI) rate (19% at December 31, 2005 and 16.17% at December 31, 2004).

c)	Accounts receivable

Accounts receivable from mobile telephone subscribers and interconnection are calculated at the tariff rate on the date the services were rendered. Accounts receivable also include services provided to customers up to the balance sheet date but not yet invoiced and receivables from sales of handsets and accessories.

d)	Allowance for doubtful accounts

The allowance for doubtful accounts is recorded based on the customer base profile, the aging of overdue accounts, the economic scenario and the risks involved in each case. The allowance amount is considered sufficient to cover possible losses on the receivables.

e)	Inventories

Inventories are represented by cellular handsets and accessories, which are stated at average acquisition cost, and do not exceed replacement cost. A provision to adjust the slow-moving items balance to the related realization value was recorded.

f)	Property, plant and equipment

Property, plant and equipment is stated at acquisition and/or construction cost, less accumulated depreciation calculated based on the straight-line method at rates that take into consideration the estimated useful lives of the assets. Repair and maintenance costs which extend the useful lives of the related assets are capitalized, while other routine costs are charged to the result of operations.

Interest computed on debts that finance the construction of property, plant and equipment, is capitalized until the related assets become operational.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

The Company’s management reviews property, plant and equipment for possible impairment whenever events or changes in circumstances indicate that the carrying value of an asset or group of assets may not be recoverable on the basis of undiscounted future cash flows. The reviews are carried out at the lowest level of asset groups to which management is able to attribute identifiable future cash flows. The Company analyzes the net book value of the underlying assets and adjusts it if the sum of the expected future cash flows is less than the net book value. These reviews have not indicated the need to recognize any impairment losses during the years ended December 31, 2003, and 2005. In pro forma 2004, the subsidiary Blah recognized impairment losses of R$25,648, based on these reviews.

g)	Intangible assets

Intangible assets are stated at acquisition cost, net of accumulated amortization. Amortization expense is calculated based on the straight-line method over the life of the assets, which are five years for radiofrequency bands, fifteen years for authorizations and ten years for goodwill.

h)	Income and social contribution

Income tax is calculated based on the taxable income for the period, as determined by current legislation. Social contribution is calculated based on prevailing tax rates, considering pretax income.

The subsidiary TIM Nordeste, through Certificates (“Laudos Constitutivos”) No. 0144/2003 and No. 0232/2003, issued on March 31, 2003 by the Agency for Development of the Northeast Region of Brazil - ADENE, became eligible to the following tax incentives: (i) 75% reduction in income tax and non-refundable surtaxes, for 10 (ten) years, from 2002 to 2011, calculated on profit from tax incentive activities (“lucro da exploração”) resulting from implementation of their installed capacity to render digital mobile telephony services; and (ii) reduction by 37.5%, 25% and 12.5% in income tax and refundable surtaxes, for fiscal years 2003, 2004 to 2008 and 2009 to 2013, respectively, calculated on profit from tax incentive activities resulting from the installed capacity for rendering analogical mobile telephony services. The effect of the ADENE tax incentive is recorded in the year it is granted directly in retained earnings and as a reduction in the income tax payable. The tax incentive related to 2002 was recorded in 2003, period in which it was granted.

Deferred taxes are recognized on temporary differences and income and social contribution tax losses, when applicable, and are recorded as current and noncurrent assets, and the expected realization is supported by projected future taxable income, which is reviewed every year and properly approved by Company’s management. Only 30% of tax loss carryforwards can be used to offset taxable income in any given year.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

i)	Loans and financing

Loans and financing include accrued interest to the balance sheet date. The Company’s subsidiaries are party to certain derivative instruments, related to its U.S. dollar denominated liabilities with the objective of hedging themselves against risks associated with unexpected variations in the real/U.S. dollar exchange rates. Additionally, the subsidiaries also are party to certain derivative instruments with the objective of hedging themselves against risk associated to variations of market interest rates. Gains and losses from such operations are recognized in the statement of income under the accrual method, based on the rates established in the contracts.

j)	Provision for contingencies

The provision for contingencies is recorded based on estimates which take into consideration the opinion of the Company and its subsidiaries’ management and of their legal advisors, and is recorded based on the probable losses at the end of the claims.

k)	Revenue recognition

Wireless services revenue primarily includes monthly recurring charges (subscriptions), airtime (usage of telephone), roaming charges and long distance calls. Wireless services revenue is recognized based upon minutes of use processed, net of credits and adjustments for services discounts. Billings are recorded monthly and the revenues not billed between the billings date and the end of the month are identified and processed and recognized in the month the service was rendered. Revenues from prepaid services are recognized when the services are rendered to customers. Revenue and related expenses associated with the sale of wireless handsets and accessories are recognized when the products are delivered and accepted by the customer or distributors.

l)	Financial income (expenses)

Financial income (expenses) represents interest and exchange and monetary variations related to short-term investments, hedge contracts, loans and financing received and granted.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

m)	Advertising Costs

The Company expenses advertising costs as incurred. Advertising expense is recorded in selling and general and administrative expenses. The following are the advertising expenses for the years ending December 31:

	2003	2004	2005
Advertising expenses	36,366	63,152	41,740

	2003 Pro forma	2004 Pro forma	2005 Pro forma
Advertising expenses	356,876	376,351	338,385

n)	Pension plans

The Company and its subsidiaries record the adjustments related to the obligations of the employees’ pension plan, based on the Projected Credit Unit method, in conformity with the rules established by IBRACON NPC 26, approved by CVM Instruction No. 371.

o)	Minority interests

Minority interests correspond to the interest of the minority shareholders in the subsidiaries. During 2005 (see Note 2-b), the subsidiaries, TIM Sul and TIM Nordeste, became wholly-owned subsidiaries of the Company.

p)	Use of estimates

The preparation of consolidated financial statements requires management to make estimates and assumptions concerning the amounts of recorded assets and liabilities and the disclosure of contingent assets and liabilities at the financial statement date, as well as the estimation of revenues and expenses for the period. Significant items subject to these estimates and assumptions include the residual value of property, plant and equipment, allowance for doubtful accounts, inventories, recoverability of deferred tax assets, provisions for contingencies, valuation of derivative instruments and assets and liabilities related to employee benefits. The actual results may differ from those estimates. The Company reviews the estimates and assumptions periodically.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

q)	Foreign currency transactions

Transactions in foreign currency are recorded at the rate of exchange prevailing of the transaction date. Foreign currency denominated assets and liabilities are translated into reais using the exchange rate of the balance sheet date, which is reported by the Central Bank of Brazil. Exchange gains and losses are recognized in the statement of income as they occur.

r)	Employees’ profit sharing

The Company and its subsidiaries record a provision for employees’ profit sharing, based on the targets disclosed to its employees and approved by the Board of Directors. The related amounts are recorded as personnel expenses and allocated to profit and loss accounts considering each employee’s cost center.

s)	Interest on shareholders’ equity

Brazilian corporations are permitted to pay interest on shareholders’ equity, which is similar to the payment of dividends. The amount of interest is at the Company’s discretion and is deductible for income tax purposes. The Company has elected to pay such interest to its shareholders with respect to the years ended December 31, 2003, 2004 and 2005, and has accrued the amount due, net of withholding tax, with a direct charge to shareholders’ equity. The distribution of such interest to shareholders is subject to withholding for income tax at the rate of 15%.

t)	Net income (loss) per thousand shares

These amounts are calculated based on the number of outstanding shares at the balance sheet date. Thousands of shares are presented since the shares are traded in thousand share lots.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

5.	Accounts Receivable

	2004	2004 Pro forma	2005	2005 Pro forma
Services billed	230,208	514,343	233,948	681,480
Unbilled services	95,922	211,623	123,621	358,969
Interconnection	129,393	405,632	176,810	474,428
Sale of handsets	216,906	598,552	258,513	794,128

	672,429	1,730,150	792,892	2,309,005

Allowance for doubtful accounts	(64,307)	(193,356)	(69,557)	(237,374)

	608,122	1,536,794	723,335	2,071,631

Periodically, the criteria for determining the allowance for doubtful accounts are reviewed in order to reflect the current risk scenario related to accounts receivable.

The changes in the allowance for doubtful accounts were as follows:

	2003	2004	2005
Beginning balance	6,533	19,155	64,307
Provision charged to selling expense	33,685	112,605	117,978
Recoveries	—	(10,000)	—
Write-offs	(21,063)	(57,453)	(112,728)

Ending balance	19,155	64,307	69,557

	2003 Pro forma	2004 Pro forma	2005 Pro forma
Beginning balance	38,288	191,247	193,356
Provision charged to selling expense	231,055	239,772	334,462
Recoveries	—	(16,214)	—
Write-offs	(78,096)	(221,449)	(290,444)

Ending balance	191,247	193,356	237,374

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

6.	Inventories

	2004	2004 Pro forma	2005	2005 Pro forma
Cellular handsets	47,424	194,292	78,435	205,588
Accessories and prepaid cards	1,885	3,122	1,770	4,657
TIM “chips”	3,373	11,545	9,100	24,006

	52,682	208,959	89,305	234,251

Provision for adjustment to realization value	(5,482)	(17,871)	(7,425)	(19,009)

	47,200	191,088	81,880	215,242

7.	Recoverable Taxes

	2004	2004 Pro forma	2005	2005 Pro forma
Income tax	12,335	20,788	18,761	41,542
Social contribution tax	2,883	2,883	3,691	4,765
State VAT (ICMS)	84,854	353,895	111,841	397,910
Federal turnover taxes (PIS/COFINS)	17,907	54,370	18,080	63,717
Recoverable income taxes withheld on interest on shareholders’ equity	10,667	10,667	15,000	15,000
Recoverable income taxes withheld	8,344	16,597	14,657	14,984
Other	914	1,290	1,981	1,884

	137,904	460,490	184,011	539,802

Current	(91,154)	(215,832)	(114,065)	(242,168)

Noncurrent	46,750	244,658	69,946	297,634

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

8.	Income and Social Contribution Taxes

The deferred income and social contribution taxes are comprised as follows:

	2004 and 2004 Pro forma	2005 and 2005 Pro forma
Goodwill on privatization	531,704	383,322
Reversal of the provision for integrity of equity	(350,924)	(252,992)
Tax benefit related to goodwill paid on privatization	180,780	130,330
Tax loss carryforwards - income tax	25,639	5,912
Tax loss carryforwards – social contribution tax	9,250	2,149
Depreciation of handsets granted to customers	16,192	21,832
Allowance for doubtful accounts	21,865	23,649
Provision for contingencies	8,067	14,548
Accelerated depreciation of TDMA equipment	4,663	14,682
Provision for pension plans	1,257	1,218
Provision for employees’ profit sharing	1,551	3,158
Other provisions	2,556	3,118

	271,820	220,596

Current	(108,706)	(103,118)

Noncurrent	163,114	117,478

The Company and its subsidiary TIM Sul, based on the expectation of future taxable profit generation, recognize tax credits arising from tax loss related to income and social contribution taxes carried forward from prior years, which have no expiration date. At December 31, 2004, 2004 pro forma, 2005 and 2005 pro forma, tax loss carryforwards were R$102,562, R$4,271,491, R$23,648 and R$5,261,517, respectively. The use of these tax credits is limited to 30% of the annual taxable income.

The deferred tax asset related to goodwill paid on privatization is related to the future tax benefit, as a consequence of the restructuring plan started in 2000. The matching account of the referred tax benefit is a special reserve for goodwill in shareholders’ equity and is realized based on the estimated future profitability and the time of the concession, which is expected to terminate in 2008. The goodwill amortization is recorded in the statement of income. The amount of the goodwill amortization equals the amount of the realized portion of the special reserve for goodwill, resulting in no effect to net income.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

In 2005, R$50,450 (R$50,450 in 2004) related to such goodwill were realized. Also under the terms of the restructuring plan, the effective tax benefit for each fiscal year will be subsequently capitalized in the name of the controlling shareholder of the Company. The minority shareholders are ensured of preemptive right on acquisition of an amount proportional to the new capital of the controlling shareholder. The special goodwill reserve recorded by the Company represents the parent company’s right on future capitalization (see Note 19-b).

In accordance with projections made by the subsidiaries’ management, the noncurrent portion of deferred taxes will be realized as follows:

2007	88,048
2008	29,430

117,478

Income and social contribution tax expenses are as follows:

	2003	2004	2005
Current income tax	(30,387)	(68,648)	(95,208)
Current social contribution tax	(11,001)	(25,189)	(34,355)

	(41,388)	(93,837)	(129,563)

Deferred income tax	(759)	(10,762)	(570)
Deferred social contribution tax	(276)	(3,438)	(205)

	(1,035)	(14,200)	(775)

	(42,423)	(108,037)	(130,338)

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

	2003 Pro forma	2004 Pro forma	2005 Pro forma
Current income tax	(80,626)	(71,107)	(97,257)
Current social contribution tax	(29,204)	(26,091)	(35,109)

	(109,830)	(97,198)	(132,366)

Deferred income tax	(2,062)	(10,762)	(570)
Deferred social contribution tax	(751)	(3,438)	(205)

	(2,813)	(14,200)	(775)

Provision for contingencies on income tax and social contribution (Note 18)	—	—	(32,750)

	(112,643)	(111,398)	(165,891)

The reconciliation between income and social contribution tax expenses, tax expense calculated based on combined statutory rates, and the amount recorded in the statement of income, is as follows:

	2003	2004	2005
Income before income and social contribution taxes	192,982	444,085	551,002

Combined statutory rate	34%	34%	34%

Income and social contribution taxes at combined statutory rate	(65,614)	(150,989)	(187,341)

(Additions)/Exclusions:
Realization of the provision for maintenance of shareholders’ equity	16,132	33,297	33,297
Interest on shareholders’ equity	7,001	10,200	23,800
Participation on affiliates	(1,105)	—	—
Amortization of goodwill reserve	(403)	(537)	(537)
Other	1,566	(8)	443

Subtotal of (additions)/exclusions	23,191	42,952	57,003

Income and social contribution taxes debited to income for the year	(42,423)	(108,037)	(130,338)

Effective rate	21.98%	24.33%	23.65%

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

	2003 Pro forma	2004 Pro forma	2005 Pro forma
Loss before income and social contribution taxes	(415,576)	(1,070,460)	(759,081)

Combined statutory rate	34%	34%	34%

Income and social contribution taxes at combined statutory rate	141,296	363,956	258,089

(Additions)/Exclusions:
Realization of the provision for maintenance of shareholders’ equity	32,750	33,297	33,297
Interest on shareholders’ equity	9,941	10,200	23,800
Provision for contingencies on income tax and social contribution (Note 18)	—	—	(32,750)
Tax loss carryforwards and temporary differences not recorded	(297,793)	(518,306)	(448,223)
Other	1,163	(545)	(94)

Subtotal of (additions)/exclusions	(253,939)	(475,354)	(423,980)

Income and social contribution taxes debited to income for the year	(112,643)	(111,398)	(165,891)

Effective rate	-27.11%	-10.41%	-21.85%

9.	Related Parties

Consolidated balances of related party transactions are as follows:

	Assets
		2005
	Total 2004	Accounts receivable – Interconnection	Accounts receivable – Sales of handsets	Total 2005
TIM Celular	387	14,138	4,391	18,529
Maxitel	10	89	—	89

Total	397	14,227	4,391	18,618

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

	Assets
	Total 2004 Pro forma	2005 Pro forma
		Other receivables	Total 2005 Pro forma
Telecom Italia S.p.A.	690	539	539
TIM Brasil	275	2,943	2,943
Other	4,032	5,354	5,354

Total	4,997	8,836	8,836

	Liabilities
		2005
	Total 2004	Accounts payable – Interconnection	Accounts payable – Purchase of handsets	CSP 41 - Cobilling	Other liabilities	Total 2005
TIM Celular	253	28	3,403	32,984	—	36,415
Maxitel	—	217	688	—	—	905
Blah	2,691	—	—	—	1,102	1,102
Telecom Italia S.p.A.	—	—	—	—	5,285	5,285
Other	—	—	—	—	1,335	1,335

Total	2,944	245	4,091	32,984	7,722	45,042

	Liabilities
	Total 2004 Pro forma	2005 Pro forma
		Loan agreement	Other liabilities	Total 2005 Pro forma
Telecom Italia S.p.A.	612,435	—	31,440	31,440
TIM Brasil	3,197	8,869	2,087	10,956
TIM International N.V.	14,272	—	—	—
Other	7,330	—	7,816	7,816

Total	637,234	8,869	41,343	50,212

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

	Income
			2005
	Total 2003	Total 2004	Interconnection	Sales of handsets	Total 2005
TIM Celular	—	—	111,481	6,666	118,147
Maxitel	384	—	89	4	93
TIM International N.V.	12,571	—	—	—	—

Total	12,955	—	111,570	6,670	118,240

	Income
			2005 Pro forma
	Total 2003 Pro forma	Total 2004 Pro forma	Roaming	Financial	Total 2005 Pro forma
Telecom Italia S.p.A.	9,641	—	9,932	2,303	12,235
TIM International N.V.	621,595	1,122	—	—	—
TIM Brasil	59,489	10,838	—	604	604
Other	4,599	5,433	—	69	69

Total	695,324	17,393	9,932	2,976	12,908

	Cost/Expense
			2005
	Total 2003	Total 2004	Interconnection	Other	Total 2005
TIM Celular	4,003	9,302	28	—	28
Maxitel	556	—	217	—	217
Blah	—	13,824	—	4,771	4,771

Total	4,559	23,126	245	4,771	5,016

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

	Cost/Expense
	2005 Pro forma
	Total 2003 Pro forma	Total 2004 Pro forma	Total 2005 Pro forma
Telecom Italia S.p.A.	2,310	29,305	4,980
TIM International N.V.	—	54,876	—
TIM Brasil	207,527	56,651	851
Other	7,338	2,530	2,463

Total	217,175	143,362	8,294

CRC provides services only to subsidiary TIM Celular, and invoices at cost plus 10% mark up. Blah provides services basically to TIM Group companies.

Intercompany loans

Interest-bearing intercompany loans with related parties are as follows:

	2004	2005
TIM Brasil, bearing interest at 100% of CDI variation (19% in 2005)	—	8,869

Non-interest bearing intercompany loans, which are payable on demand, are as follows:

	2004	2005
Telecom Italia S.p.A.	593,841	—
TIM Brasil	15,023	—

The average balance of non-interest bearing loans was R$2,636,320, R$2,090,571 and R$957,596 in 2003, 2004 and 2005, respectively.

CSP 41 - Cobilling

In view of the overlapping of licenses granted to the subsidiaries TIM Sul, TIM Nordeste, TIM Celular and Maxitel by Anatel, authorizations for certain subsidiaries related to long-distance services were terminated in 2005. Since March 2005, TIM Celular is the only TIM Group company with a license to render long-distance call services. As such, TIM Celular records as co-billing the amounts billed to clients of the other TIM Group companies for the use of such service.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

Customers of the TIM Group companies can make long-distance calls by selecting TIM Celular or one of the other call operators qualified to render such service.

Interconnection

The Company’s subsidiaries record as intercompany accounts receivable the revenues related to the tariff for interconnection (VU-M), received from the operator rendering long-distance services in the TIM Group, for calls made using their networks.

Handsets purchase and sale

In order to optimize excess inventory at TIM Group companies, handset purchase and sale operations were carried out during the year among TIM Sul, TIM Nordeste, TIM Celular and Maxitel. These operations were carried out at cost of acquisition of handsets from third parties.

TIM Brasil Serviços e Participações S.A.

In 2003 and 2004, TIM Brasil incurred costs related to personnel, legal services and advertising, among others, on behalf of some of TIM Group companies. Such costs were charged to the related companies.

Telecom Italia S.p.A.

Receivables and payables refer to international roaming and technical assistance.

TIM International N.V.

The income recorded in 2003 refers to foreign exchange gains on intercompany loans.

Other expenses

These refer to roaming, value-added services – VAS and development and maintenance of billing software.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

10.	Judicial deposits

	2004	2004 Pro forma	2005	2005 Pro forma
Civil and labor claims	3,305	9,027	5,037	13,137
ICMS – Agreement 69/98	11,830	11,830	2,294	2,294
ICMS 5% tax difference in Santa Catarina state	8,085	8,085	11,779	11,779
Other	7,071	17,071	7,168	24,285

	30,291	46,013	26,278	51,495

In September 2005, the subsidiary TIM Sul prevailed in a proceeding contesting ICMS Agreement 69/98 in the Paraná state, and the corresponding escrow deposit was released to the subsidiary. The remaining balance of the Agreement 69/98 judicial deposit (R$2,294) refers to the Santa Catarina state.

11.	Property, Plant and Equipment

	Annual depreciation rate %	2004
		Cost	Accumulated depreciation	Net
Switching/transmission equipment	14.29	2,395,998	(1,569,455)	826,543
Handsets	50	158,568	(106,763)	51,805
Infrastructure	33.33	258,276	(100,767)	157,509
Leasehold improvements	33.33	44,961	(25,080)	19,881
Software and hardware	20	574,541	(291,408)	283,133
Assets for general use	10	31,727	(15,160)	16,567

Assets and installations in service		3,464,071	(2,108,633)	1,355,438

Land		6,241	—	6,241

Construction in progress		235,493	—	235,493

		3,705,805	(2,108,633)	1,597,172

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

	Annual depreciation rate %	2004 Pro forma
		Cost	Accumulated depreciation	Net
Switching/transmission equipment	14.29	4,762,923	(2,100,321)	2,662,602
Handsets	50	473,573	(282,855)	190,718
Infrastructure	33.33	1,116,114	(257,170)	858,944
Leasehold improvements	33.33	107,096	(42,182)	64,914
Software and hardware	20	2,248,548	(700,075)	1,548,473
Assets for general use	10	159,161	(55,309)	103,852

Assets and installations in service		8,867,415	(3,437,912)	5,429,503

Land		20,644	—	20,644

Construction in progress		1,104,262	—	1,104,262

		9,992,321	(3,437,912)	6,554,409

	Annual depreciation rate %	2005
		Cost	Accumulated depreciation	Net
Switching/transmission equipment	14.29	2,717,533	(1,852,942)	864,591
Handsets	50	211,168	(145,396)	65,772
Infrastructure	33.33	296,518	(118,724)	177,794
Leasehold improvements	33.33	59,873	(32,571)	27,302
Software and hardware	20	843,823	(401,516)	442,307
Assets for general use	10	39,814	(18,124)	21,690

Assets and installations in service		4,168,729	(2,569,273)	1,599,456

Land		6,397	—	6,397

Construction in progress		198,784	—	198,784

		4,373,910	(2,569,273)	1,804,637

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

	Annual depreciation rate %	2005 Pro forma
		Cost	Accumulated depreciation	Net
Switching/transmission equipment	14.29	6,051,663	(2,801,490)	3,250,173
Handsets	50	717,864	(423,025)	294,839
Infrastructure	33.33	1,334,420	(388,165)	946,255
Leasehold improvements	33.33	142,645	(61,586)	81,059
Software and hardware	20	3,436,631	(1,207,274)	2,229,357
Assets for general use	10	246,704	(56,217)	190,487

Assets and installations in service		11,929,927	(4,937,757)	6,992,170

Land		22,351	—	22,351

Construction in progress		526,936	—	526,936

		12,479,214	(4,937,757)	7,541,457

The balance of construction in progress basically refers to the construction of new transmission units (Cell Sites - BTS) for network expansion.

The Company capitalized interest as follows:

	2003	2004	2005
Capitalized interest	1,994	6,476	1,352

	2003 Pro forma	2004 Pro forma	2005 Pro forma
Capitalized interest	5,128	6,476	5,041

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

Implementation of new technology

The subsidiaries of the Company (TIM Sul, TIM Nordeste and Maxitel) began, in the second six-month period of 2003, introducing GSM technology into their service network, supplementing current TDMA technology. At December 31, 2005 no adjustment to the property, plant and equipment account was considered to be necessary, as a result of the new GSM technology implementation, as both technologies are to remain in operation at the companies to 2008, at least. The assets related to TDMA technology have been subject to accelerated depreciation and will be 100% depreciated by 2008.

12.	Intangibles

	2004	2004 Pro forma	2005	2005 Pro forma
PCS authorizations and radiofrequencies	43,527	3,223,069	43,527	3,223,069
Goodwill on acquisition of additional shares in TIM Sul S.A.	16,918	16,918	16,918	16,918
Deferred charges	—	423,351	—	423,351
Other	20	20	20	20

	60,465	3,663,358	60,465	3,663,358

Accumulated amortization	(19,885)	(917,112)	(30,504)	(1,209,265)

	40,580	2,746,246	29,961	2,454,093

PCS authorizations and radiofrequencies

Authorizations to render the Personal Communications Services (“PCS”) were granted by means of the terms signed in 2001 for the Company with Anatel for exploration of PCS during fifteen years within the Company’s operating areas. TIM Sul, TIM Nordeste and Maxitel had previously been granted 15-year Mobile Communication Services (“SMC”) concessions by Anatel which were converted to PCS authorizations in 2002. The period of the PCS authorizations is the remaining term of the SMC concessions.

From 2001 to 2004, the subsidiaries obtained authorization from Anatel to use radiofrequency bands associated to the authorization to render PCS at the frequency of 900 MHz and 1800 MHz, respectively.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

The Company provides mobile telephone services under authorization terms granted by Anatel. The following are the expiration dates for the authorizations by state:

Brazilian State	Expiration Date
TIM Celular
Region I
Amapá	March 29, 2016
Roraima	March 29, 2016
Pará	March 29, 2016
Amazonas	March 29, 2016
Rio de Janeiro	March 29, 2016
Espírito Santo	March 29, 2016
Region II
Acre	March 12, 2016
Rondônia	March 12, 2016
Mato Grosso	March 12, 2016
Mato Grosso do Sul	March 12, 2016
Tocantins	March 12, 2016
Distrito Federal	March 12, 2016
Goias	March 12, 2016
Rio Grande do Sul (except City of Pelotas)	March 12, 2016
Region III
São Paulo	March 12, 2016
TIM Sul
Parana	September 3, 2007
Santa Catarina	September 30, 2008
Rio Grande do Sul (City of Pelotas)	April 14, 2009
TIM Nordeste
Pernambuco	May 15, 2009
Ceara	November 28, 2008
Paraiba	December 31, 2008
Rio Grande do Norte	December 31, 2008
Alagoas	December 15, 2008
Piaui	March 27, 2009
Maxitel
Minas Gerais	April 8, 2013
Bahia e Sergipe	August 7, 2012

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

The authorizations may be subsequently renewed for an additional period of 15 years by the granting authority, after the payment of a new fee which amount will be determined by Anatel at that date.

Current radiofrequency bands may be renewed only once for an additional period of 15 years. At the end of the second 15-year term, TIM Sul, TIM Nordeste, TIM Celular and Maxitel will have to obtain new radiofrequency bands and pay a new fee to be determined by Anatel at that date.

13.	Accounts payable and accrued expenses

	2004	2004 Pro forma	2005	2005 Pro forma
Accounts payable	551,513	2,338,525	772,848	2,734,376
Interconnection charges	14,585	59,565	15,253	38,966
Accrued expenses	124,924	456,809	268,620	669,944

	691,022	2,854,899	1,056,721	3,443,286

The balance payable for interconnection charges services comprises: (i) use of the network of other fixed and mobile cell telephone operators, where calls are initiated in TIM network and end in the network of other operators (detraf); (ii) calls made when customers are outside their registration area, and are therefore considered a visitor in the other network (roaming); and (iii) calls made by customers when they choose another long-distance call operator – CSP (“cobilling”).

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

14.	Loans and Financing

	Maturity dates	2004	2004 Pro forma	2005	2005 Pro forma
Foreign currency – U.S. dollars

Suppliers: bearing exchange rate variation and interest of 7.3% p.a. Subject matter of swap to CDI operation.	11/2005	750	750	—	—

European Bank of Investment: refers to direct financing of US$ 50,000, bearing interest based on the Libor rate for 3-month deposits + 1.625% p.a., subject matter of a hedging operation for which the rate is 100% of the CDI monthly variation to final maturity.	07/2004	44,239	44,239	—	—

Compaq Financial Services Corporation – debt balance is translated at balance sheet date by the foreign exchange variation, plus 6.5% interest p.a. above LIBOR.	03/2006	—	13,483	—	2,378

Local currency

Banco do Nordeste: financing subject to pre-fixed interest of 14% p.a., and bonus of 15% and 25% as applicable, on the interest rate for payments made on time.	04/2013	20,000	20,000	105,319	105,319

Banco do Nordeste: financing subject to pre-fixed interest of 14% p.a., and bonus of 15% and 25% as applicable, on the interest rate for payments made on time.	06/2012	—	99,856	—	99,856

Banco BBA Creditanstalt S.A. – debt balance is updated by the CDI rate plus 3.3% interest p.a.	01/2007	—	7,827	—	4,697

Union Debt – debt balance bears interest at the CDI rate variation, plus an applicable margin of 1.25% p.a. until 8/26/06	08/2009	—	—	—	600,000

BNDES (National Bank for Economic and Social Development): this financing bears interest of 4% p.a. plus the TJLP (long-term interest rate) as disclosed by the Central Bank of Brazil or of the “UMBNDES” of the basket of currencies. The basket of currencies financing was subject to a swap.	01/2007	37,960	37,960	18,890	18,890

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

	Maturity dates	2004	2004 Pro forma	2005	2005 Pro forma
BNDES - National Bank for Economic and Social Development: this financing bears interest of 3.5% p.a. plus the TJLP (long-term interest rate) as disclosed by the Central Bank of Brazil or of the “UMBNDES” of the basket of currencies. The basket of currencies financing was subject to a swap, for which the rate is 128% of the CDI monthly variation to final maturity.	01/2008	—	354,448	—	236,856

BNDES (National Bank for Economic and Social Development): bears average interest of 3.75% p.a., plus the TJLP long-term interest rate), as disclosed by the Central Bank of Brazil.	08/2013	—	—	—	706,962

BNDES (National Bank for Economic and Social Development): bears average interest of 3% p.a., plus the TJLP long-term interest rate), as disclosed by the Central Bank of Brazil.	10/2011	—	—	—	20,015

Hedging contracts		477	11,841	4,812	24,670

		103,426	590,404	129,021	1,819,643

Current		(62,206)	(439,145)	(23,945)	(165,748)

Noncurrent		41,220	151,259	105,076	1,653,895

The BNDES loans are subject to certain covenants covering specific ratios. The Company did not meet one of the ratios as of December 31, 2005 related to the R$18,890 loan listed above. Company management is negotiating with BNDES to obtain a formal debt waiver related to this ratio which was not met. The long-term portion of this debt in the amount of R$604 was reclassified to current liabilities.

The Union debt is subject to certain covenants regarding specific financial ratios. As of December 31, 2005, TIM Celular met all the ratios required.

Guarantees for the financings are as follows: Compaq – guaranteed by Telecom Italia and related equipment purchased (book value of R$ 5,599 in 2005 and R$ 11,443 in 2004), BNDES – guaranteed by installment income from wireless telecom services, and Union Debt – guaranteed by TIM Brasil.

The subsidiaries enter into hedging transactions to protect themselves against the devaluation of the Brazilian currency (“real”) in relation to the U.S. dollar and against variation in the fair value of financing indexed to fixed interest rates, of which the contract term is the same as that stipulated in the financing agreement.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

The noncurrent portion of loans and financing matures, as follows:

	2005	2005 Pro forma
2007	13,122	196,693
2008	17,858	459,936
2009	17,809	457,603
2010	17,767	157,503
2011 and thereafter	38,520	382,160

	105,076	1,653,895

15.	Salaries and Related Charges

	2004	2004 Pro forma	2005	2005 Pro forma
Salaries and fees	2,067	2,072	1,743	1,782
Social charges	3,582	16,663	3,901	20,233
Labor provisions	14,312	58,474	16,120	68,301
Employee retention	881	3,452	921	4,112

	20,842	80,661	22,685	94,428

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

16.	Taxes, Charges and Contributions

	2004	2004 Pro forma	2005	2005 Pro forma
Corporate Income Tax and Social Contribution on net income	4,890	5,158	3,444	5,149
ICMS - Value-Added Tax on Sales and Services	129,532	199,849	99,796	225,838
COFINS - Tax for Social Security Financial	13,538	24,764	16,569	35,924
PIS - Employees Profit Participation Program	2,936	5,431	3,594	7,787
FISTEL - Fund for Telecommunications Inspection	7,528	11,030	8,292	30,790
FUST - Telecommunications Services’ Universalization Fund	1,247	2,787	1,187	3,960
FUNTTEL - Fund for the Technological Development of Telecommunications	624	1,394	593	1,979
IRRF - Withholding tax	17,730	19,104	25,641	27,938
ISS - Tax for services	596	5,581	2,109	15,242
Other	947	4,959	1,075	7,355

	179,568	280,057	162,300	361,962

Current	(153,563)	(254,052)	(157,666)	(357,328)

Noncurrent	26,005	26,005	4,634	4,634

The subsidiary TIM Sul S.A. entered into an agreement with the Paraná state to defer ICMS tax to be paid in 48 months after the respective triggering event, restated by an inflation index. This benefit was granted by the Paraná state under “Programa Paraná Mais Emprego”.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

17.	Concessions Payable

	2004	2004 Pro forma	2005	2005 Pro forma
SMP exploration rights:
Authorizations acquired	39,451	164,560	39,451	164,560
Payments	(36,968)	(157,219)	(36,968)	(157,219)
Monetary adjustment	8,878	35,194	9,220	36,206

	11,361	42,535	11,703	43,547

Current	(11,361)	(42,535)	(8,741)	(34,792)

Noncurrent	—	—	2,962	8,755

At the end of 2004, management had the intention to settle in advance during 2005 the concessions payable, which did not occur. Based on the current intention to settle such liabilities at the respective due dates, the installments payable after 2006 were reclassified to noncurrent liabilities.

Monetary adjustment of balances payable is based on the General Price Index – Internal Availability (IGP-DI) variation, plus interest of 1% per month.

18.	Provision for Contingencies

The Company and its subsidiaries are party to certain legal proceedings (labor, tax, regulatory and civil) arising in the ordinary course of their business, and have recorded provisions when management believes that it can reasonably estimate probable losses, based on the opinion of their legal advisors.

The provision for contingencies is comprised as follows:

	2004	2004 Pro forma	2005	2005 Pro forma
Civil	11,356	20,630	15,893	36,920
Labor	7,545	25,105	8,360	27,097
Tax	13,701	66,676	15,631	88,397
Regulatory	—	—	2,903	5,087

	32,602	112,411	42,787	157,501

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

Civil contingencies

Civil contingencies refer to claims filed by former customers in connection with billing disputes, as well as claims for civil damages.

Labor contingencies

These involve several labor claims, mainly related to salary differences, salary parity and overtime payment, among others.

Tax contingencies

TIM Nordeste received a delinquency notice from the Ceará state tax authorities in 2003, amounting to R$12,721, related to (i) disallowing of expenses used in the determination of income tax in the period 1999 to 2001, corresponding to the amount of R$8,402; (ii) unpaid social contribution differences in 1998 to 2001, in the amount of R$3,208; and (iii) unpaid PIS and COFINS differences in 1998 to 2002, in the amounts of R$334 and R$777, respectively. The company filed a defense in connection with this delinquency notice, contesting this assessment by the tax authorities. The Company’s internal and external counsel classified the risk of loss on the delinquency notice as possible and, as such, no corresponding provision was recorded.

TIM Sul received delinquency notices from the Santa Catarina state tax authorities in 2003 and 2004, amounting to R$95,666, mainly related to disputes concerning applicability of ICMS taxation on certain services provided by the subsidiary. The subsidiary is currently discussing these notices with the tax authorities and, based on the opinion of both internal and external counsel, management concluded that probable losses to be incurred in these proceedings amount to R$15,631, being such properly recorded.

In 2005, Maxitel received tax deficiency notices from the Belo Horizonte Federal Revenue Service (SRF) authorities, amounting to R$126,933 related to (i) taxation on monetary variations arising from swap transactions and exchange variations on unsettled loans, (ii) collection of a one-time fine for nonpayment of social contribution tax on net profit on a monthly estimated basis, for 2002 and part of 2001, (iii) nonpayment of corporate income tax on a monthly estimated basis for 2002, and (iv) remittance of interest abroad, subject to withholding income tax. The subsidiary is currently discussing these notices with the tax authorities and, based on the opinion of both internal and external lawyers, management concluded that probable losses to be incurred in these proceedings amount to R$32,750. Such amount is related to contingencies for income tax and social contribution. If such amount had been paid at the time it was incurred, it would have been recorded as income and social contribution tax expense. Therefore, the subsidiary recorded the provision as income and social contribution tax expense.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

In 2004, Maxitel received delinquency notices related to PIS and COFINS payable on foreign exchange gains generated in 1999. The two notices filed by tax authorities amount to R$30,913. Given the differing interpretations of the applicable legislation, a provision was recorded in 2004 for probable losses.

In 2004 and 2005, TIM Celular received delinquency notices from the Rio de Janeiro State tax authorities, amounting to R$3,678. The subsidiary is currently discussing such notices with the tax authorities and, based on the opinion of both internal and external lawyers, management concluded that the likelihood of losses on such proceedings is probable.

Regulatory contingencies

Due to noncompliance with certain provisions of the Personal Mobile Service Regulation (SMP) and quality targets, defined in the General Plan of Quality Targets for SMP (PGMQ-SMP), Anatel started a proceeding for noncompliance with obligations (PADO) against the subsidiaries.

The subsidiaries have endeavored to contest the proceeding. The defense arguments may contribute to a significant reduction in the penalty initially applied or result in definitive PADO revocation without any penalty application. The provision for regulatory contingencies was recorded based on the amount of the penalties received for which the risk of loss is considered probable.

Fund for Universalization of Telecommunications Services – FUST contribution tax

On December 15, 2005, Anatel issued an Abridgment of Law No. 01, aiming to collect the Fust contribution tax on interconnection revenues of telecommunications service providers, beginning from the enactment of Law No. 9998, dated August 17, 2000. The Company believes that the referred to revenue is not subject to FUST levy, based on applicable legislation, and management intends to take applicable measures to defend the Company’s interests. The Company’s internal and external legal counsel have concluded that the likelihood of an unfavorable outcome for the Company is remote. In view of this and according to applicable accounting practices, management has not recorded any corresponding provision for this matter.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

Potential litigation

Litigation Arising Out of Events Prior to the Breakup of Telebrás

Telebrás and its operating subsidiaries (collectively, the Predecessor Companies), the legal predecessors of the Company and its subsidiaries (TIM Sul and TIM Nordeste), respectively, are defendants in a number of legal proceedings and subject to certain other claims and contingencies. Liability for any claims arising out of acts committed by the Predecessor Companies prior to the effective date of the spin-off of the cellular assets and liabilities of the Predecessor Companies to the Company’s subsidiaries remains with the Predecessor Companies, except for those liabilities for which specific accounting provisions were assigned to the Company’s subsidiaries. Any claims against the Predecessor Companies that are not satisfied by the Predecessor Companies could result in claims against the Company’s subsidiaries, to the extent that the Company’s subsidiaries have received assets that might have been used to settle such claims had such assets not been spun off from the Predecessor Companies.

Under the terms of the breakup of the Telebrás system, liability for any claims arising out of acts committed by Telebrás prior to the effective date of the breakup remains with Telebrás, except for labor and tax claims (for which Telebrás and the companies formed through the breakup of Telebras (the New Holding Companies) are jointly and severally liable by operation of law) and any liability for which specific accounting provisions were assigned to the Company or one of the other New Holding Companies. Management believes that the chances of claims of this nature materializing and having a material adverse financial effect on the Company are remote.

Litigation Related to the Use of Premium Arising Out of the Breakup of Telebrás

On April 4, 2002, a Congressman filed a lawsuit in federal court in Brasília, Federal District, against a number of governmental telecommunication entities and the New Holding Companies. The purpose of the lawsuit is to prevent the New Holding Companies from using the amortization of the goodwill paid by the New Holding Companies to the Brazilian government in the breakup of Telebrás to generate tax benefits. The Company contested this claim before the relevant federal court, and no decision had been made on this lawsuit prior to the time of filing.

Even though the Company is unable to predict the final outcome of this lawsuit, management believes that a ruling favorable to the plaintiff is unlikely. Accordingly, no reserve was created in connection with this litigation. If an unfavorable ruling is issued against the Company, the tax benefit derived from the premiums paid will be lost, and the Company’s tax liability will increase. Management does not expect an unfavorable decision for this lawsuit.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

Rentals

The Company rents equipment and premises through a number of agreements that expire at different dates. Total annual rent expense under these agreements which are operating leases was as follows:

	2003	2004	2005
Rent expense	4,526	24,884	27,884

	2003 Pro forma	2004 Pro forma	2005 Pro forma
Rent expense	111,105	154,839	181,210

At December 31, 2005, the future minimum lease payments under non-cancelable lease agreements are as follows:

	2005	2005 pro forma
2006	31,758	204,985
2007	33,187	214,209
2008	34,515	222,486
2009	35,895	231,211
2010	37,331	240,284
2011 and thereafter	40,950	271,805

	213,636	1,384,980

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

19.	Shareholders’ Equity

a)	Capital

The Company is authorized to increase its capital, through approval by a shareholders’ meeting, so as not to exceed 1,400 billion common or preferred shares, without the need to maintain the proportion between the classes of shares, but keeping the legal limit of 2/3 (two thirds) for issuing preferred shares without voting rights. The limit to increase the Company’s capital may be modified with the approval of an Extraordinary General Meeting.

On March 9, 2005, the Shareholders’ Meeting approved a capital increase of R$54,954 (R$27,102 on May 7, 2004 and R$29,229 on March 18, 2003), through the issuance of 6,093,084,511 (2,745,851,522 in 2004 and 5,095,007,583 in 2003) common shares and 10,072,063,725 (4,534,299,224 in 2004 and 8,413,524,457 in 2003) preferred shares with no par value on behalf of TIM Brasil Serviços e Participações S.A. This capital increase was made using the tax benefit from the goodwill amortization due to the partial spin-off of the Company. For the minority shareholders, it assured the right of capitalization, considering the same conditions applied to the majority shareholder, in order to maintain its minority interest.

The subscription price per 1,000 shares was R$3.25 (R$3.05 in 2004 and R$1.77 in 2003) for the common shares and R$3.49 (R$4.13 in 2004 and R$2.40 in 2003) for the preferred shares.

At the same Shareholders’ Meeting, the shareholders approved another capital increase. As permitted by Brazilian GAAP, the capital increase was accomplished by transferring amounts from retained earnings, income reserve totaling R$115,542. No capital shares were issued.

On April 26, 2005, the Company’s Board of Directors approved a capital increase of R$2,006 through the issuance of 595,198 lots of 1,000 preferred shares, resulting from the exercise of stock options by twenty-four employees of the Company pursuant to the Company’s stock option plan.

On May 30, 2005, the Extraordinary General Meetings of TIM Sul, TIM Nordeste and the Company, approved the exchange of all the shares of TIM Sul and TIM Nordeste for shares of the Company, through the issuance of 28,724,249,675 common shares and 131,586,799,115 preferred shares with no par value to the minority shareholders of these subsidiaries. This transaction made the companies into wholly-owned subsidiaries of the Company.

Shares with no par value represent the subscribed and paid-in capital at December 31, as follows:

	2004	2005
Number of common shares	264,793,296,882	299,610,631,068
Number of preferred shares	437,711,795,252	579,965,856,092

	702,505,092,134	879,576,487,160

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

The preferred shares are non-voting, except if the dividend to be paid to the holders of preferred shares is not paid for a period of three years. In such case they are entitled to full voting rights until such time as that dividend is paid in full for any year. Further, the preferred shares are entitled to priority over the common shares in the case of liquidation. The preferred shares are also entitled to preferential, noncumulative dividends calculated as the greater of (i) 6% of nominal paid-in capital or (ii) 3% of net equity per share as per the latest approved balance sheet under Brazilian GAAP. The number of non-voting shares or shares with limited voting rights, such as the preferred shares, may not exceed two-thirds of the total number of shares

b)	Capital reserves

Special Goodwill Reserve

This reserve was set up during the corporate reorganization process in 2000. The portion of the special reserve corresponding to the tax benefit obtained may be capitalized at the end of each fiscal year for the benefit of the controlling shareholder, with new issuance of shares. The respective capital increase will be subject to preemptive rights of the minority shareholders, in proportion to their participation, by type and class, at the time of new issuance, and the amounts payable during the year in connection with this right must be paid directly to the controlling shareholder, in accordance with Instruction No. 319/99 of the Brazilian Securities Commission (CVM).

Reserve for Future Capital Increase

On March 8 and 9, 2005, capital increases were approved at the subsidiaries TIM Nordeste and TIM Sul, respectively, as a consequence of the capitalization of part of the special goodwill reserve, as above mentioned. The deadline for the minority shareholders to exercise their preference rights ended 30 days after the date of approval, when the Company received the amount of R$6,401 from the shareholders who exercised their rights. When the amount was received, the exchange relation of shares described in note 2-b, in which the subsidiaries became wholly owned by the Company and the respective capital increases had been established. Thus, the amount received from minority shareholders (now shareholders of the Company) was recorded as Reserve for Future Capital Increase. Management intends to propose the capitalization of such amount in the Shareholder’s meeting, without the issuance of new shares, for the benefit of all shareholders.

c)	Income reserves

Legal reserve

Brazilian companies are required to appropriate 5% of their annual net income to a legal reserve until that reserve equals 20% of paid-up share capital. Additionally, the Company is not required to make an appropriation to the legal reserve if the aggregate of the legal reserve and the capital reserves exceeds 30% of the paid-up capital. This reserve can only be used to increase capital or offset accumulated losses.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

Unearned income reserve

In conformity with Law No. 10303/01, a reserve of R$18,838 was established by TND in 2003 for the amount of compulsory dividends, that exceeded the realized portion of net income for the year. The portion of the net income not realized was related to the tax incentives granted to TND’s subsidiaries. TND transferred this amount to the Company in conjunction with the merger described in Note 2.

As required by Brazilian corporate law, Company’s management will propose the distribution of the reserve at the Shareholders’ Meeting due to its realization in 2005. The balance was transferred in its entirety to dividends payable.

Dividends payable reserve

During 2001, the Shareholders’ Meeting approved the proposal made by management for the establishment of a reserve for dividends payable, referring to the portion of declared dividends based on the December 31, 2001 balance sheet, with the objective of preserving the economic and financial equilibrium of the Company and concurrently satisfying the needs of relevant investments to meet demand. Such reserve had been fully realized at December 31, 2003. With the merger described in note 2-a, the Company absorbed the reserve for dividends payable of TND. Such reserve was fully realized at December 31, 2004.

Reserve for expansion

The remaining balance of net income for the year ended December 31, 2005, adjusted as required by Law No. 6404/76, article 202, in the amount of R$299,074, comprises the balance of the income reserve for expansion account, as determined by CVM Instruction (IN) No. 59/86, and will be used in the expansion of the Company’s network and of its IT environment as well as of its subsidiaries. The accrual of the reserve for expansion is provided for in paragraph 2, article 40 of the Company’s by-laws and in article 194 of Law No. 6404/76. In addition, the investments to be made are supported by capital budget to be approved by the General Meeting as proposed by management.

d)	Dividends

Dividends are calculated in accordance with the by-laws and Brazilian Corporation Law (“Lei das Sociedades por Ações”).

Based on its by-laws, the Company shall distribute an amount equivalent to 25% of adjusted net income as minimum dividend every year ended December 31, provided there are funds available for distribution.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

For the purposes of the Brazilian Corporation Law, and in accordance with the Company’s By-Laws, “adjusted net income” is an amount equal to the net profit adjusted to reflect allocations to or from: (i) the statutory and legal reserves, (ii) a contingency reserve for probable losses, if applicable, (iii) profit reserve for expansion, and (iv) unrealized profit for reserve.

Dividends, which correspond to the greater of values determined within the minimum set by each of the methods provided for by the by-laws, were calculated as follows:

	2004	2005
Consolidated net income for the year	265,935	399,200
ADENE tax incentive	20,937	35,289

Holding company net income for the year	286,872	434,489
(-) Setup of legal reserve	(14,343)	(21,724)

Adjusted net income	272,529	412,765

Compulsory dividends: 25%	68,132	103,191

Interest on shareholders’ equity, net of withholding income tax of 15%	25,500	59,500

Supplementary dividends	42,632	43,691

	68,132	103,191
Realization of unearned income reserve/dividends payable reserve	2,300	18,838

Total proposed dividends and interest on shareholders’ equity	70,432	122,029

	2004	2005
Dividends and interest on shareholders’ equity per 1,000 shares (in reais)

Common shares	0.1003	0.1387
Preferred shares	0.1003	0.1387

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

e)	Stock option plan

On May 2, 2001, the Company’s shareholders approved a stock option plan with the following objectives:

(i)	retain the services and opinions of key employees on which the Company depends respecting their judgment, initiatives and efforts;

(ii)	provide key employees with a certain combination of compensation based on the Company’s market value increase; and

(iii)	have general interests of key employees in line with the shareholders’ interests.

On April 26, 2005, the Company’s Board of Director approved a capital increase of R$2,006 through the issuance of 595,198 lots of 1,000 preferred shares, for the price of R$3.37 per 1,000 shares, resulting from the exercise of stock options by 24 Company employees in connection with the Company’s stock option plan.

The market value of the Company’s preferred shares as of the date of capital increase was R$3.84 per 1,000 shares.

The term for exercise of all remaining unexercised stock options expired in 2005. The stock option plan was terminated in 2005 and the Company has not adopted a new stock option plan.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

20.	Net Operating Revenues

	2003	2004	2005
Revenue from telecommunications services
Subscription charges	224,178	358,178	258,610
Use charges	448,349	1,246,666	1,664,512
Interconnection	397,107	822,576	940,251
Long distance service	39,331	202,963	32,797
Value-added services – VAS	34,621	118,396	218,965
Other	15,886	33,624	54,607

	1,159,472	2,782,403	3,169,742

Sales of goods	255,716	646,772	733,530

Gross operating income	1,415,188	3,429,175	3,903,272

Deductions
Taxes	(266,119)	(723,716)	(813,302)
Discounts	(60,732)	(134,253)	(150,624)
Other	(55)	(6,574)	(21,131)

	(326,906)	(864,543)	(985,057)

	1,088,282	2,564,632	2,918,215

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

	2003 Pro forma	2004 Pro forma	2005 Pro forma
Revenue from telecommunications services
Subscription charges	510,961	538,818	531,764
Use charges	1,883,846	2,897,499	4,406,139
Interconnection	1,528,816	2,118,921	2,484,748
Long distance service	107,652	423,126	851,984
Value-added services – VAS	98,455	278,572	584,298
Other	82,293	100,665	103,614

	4,212,023	6,357,601	8,962,547

Sales of goods	1,061,356	1,817,481	2,270,057

Gross operating income	5,273,379	8,175,082	11,232,604

Deductions
Taxes	(1,005,047)	(1,650,687)	(2,414,445)
Discounts	(116,678)	(243,798)	(312,160)
Other	(12,792)	(26,760)	(94,946)

	(1,134,517)	(1,921,245)	(2,821,551)

	4,138,862	6,253,837	8,411,053

21.	Cost of Services Rendered and Goods Sold

	2003	2004	2005
Personnel	(10,111)	(23,158)	(26,868)
Third-party services	(26,398)	(54,800)	(71,581)
Interconnection charges	(143,362)	(334,630)	(340,323)
Depreciation and amortization	(169,454)	(351,018)	(378,351)
Telecommunications supervision fund (Fistel)	(1,522)	(2,987)	(2,643)
Other	(4,345)	(17,640)	(21,336)

Cost of services rendered	(355,192)	(784,233)	(841,102)

Cost of goods sold	(222,829)	(513,662)	(536,470)

Total cost of services rendered and goods sold	(578,021)	(1,297,895)	(1,377,572)

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

	2003 Pro forma	2004 Pro forma	2005 Pro forma
Personnel	(75,129)	(100,438)	(123,692)
Third-party services	(186,228)	(186,891)	(255,218)
Interconnection charges	(842,356)	(978,080)	(1,255,697)
Depreciation and amortization	(546,323)	(830,147)	(1,107,614)
Telecommunications supervision fund (Fistel)	(8,445)	(10,663)	(12,462)
Other	(86,057)	(119,276)	(140,262)

Cost of services rendered	(1,744,538)	(2,225,495)	(2,894,945)

Cost of goods sold	(1,040,151)	(1,735,009)	(1,719,768)

Total cost of services rendered and goods sold	(2,784,689)	(3,960,504)	(4,614,713)

22.	Selling Expenses

	2003	2004	2005
Personnel	(26,421)	(55,152)	(66,515)
Third-party services	(124,259)	(318,778)	(417,093)
Allowance for doubtful accounts	(33,685)	(112,605)	(117,978)
Telecommunications supervision fund (Fistel)	(32,137)	(95,624)	(123,858)
Depreciation and amortization	(13,189)	(46,103)	(49,194)
Other	(797)	(19,015)	(23,468)

	(230,488)	(647,277)	(798,106)

	2003 Pro forma	2004 Pro forma	2005 Pro forma
Personnel	(123,494)	(180,633)	(226,881)
Third-party services	(869,857)	(1,244,644)	(1,798,450)
Allowance for doubtful accounts	(231,055)	(239,772)	(334,462)
Telecommunications supervision fund (Fistel)	(150,202)	(253,346)	(356,964)
Depreciation and amortization	(104,516)	(176,625)	(239,065)
Other	(78,577)	(96,455)	(111,917)

	(1,557,701)	(2,191,475)	(3,067,739)

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

23.	General and Administrative Expenses

	2003	2004	2005
Personnel	(19,633)	(37,349)	(31,781)
Third-party services	(43,355)	(91,392)	(98,489)
Depreciation and amortization	(24,364)	(40,133)	(43,486)
Other	(7,525)	(13,568)	(12,190)

	(94,877)	(182,442)	(185,946)

	2003 Pro forma	2004 Pro forma	2005 Pro forma
Personnel	(88,535)	(120,797)	(154,858)
Third-party services	(321,616)	(300,328)	(318,913)
Depreciation and amortization	(89,839)	(142,951)	(249,026)
Other	(30,752)	(49,770)	(72,372)

	(530,742)	(613,846)	(795,169)

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

24.	Other Operating Expenses

	2003	2004	2005
Income
Telecommunication service fines	3,553	10,993	11,446
Reversal of the provision for contingencies	—	3,223	3,566
Reversal of the allowance for doubtful accounts (a)	—	10,000	—
Other operating income	5,721	7,756	3,588

	9,274	31,972	18,600

Expenses
Taxes, charges and contributions	(472)	(5,907)	(16,660)
Goodwill amortization	(2,671)	(1,581)	(1,581)
Goodwill amortization on privatization	(25,288)	(50,450)	(50,450)
Amortization of concessions	(1,889)	(8,626)	(9,295)
Provision for contingencies	(2,920)	(9,063)	(10,242)
Loss on judicial proceedings	(3,101)	(4,573)	(6,131)
Other operating expenses	(248)	(684)	—

	(36,589)	(80,884)	(94,359)

Other operating expenses	(27,315)	(48,912)	(75,759)

(a)	refers to recovery of receivables from other telecom operating companies.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

	2003 Pro forma	2004 Pro forma	2005 Pro forma
Income
Telecommunication service fines	12,347	25,644	31,340
Reversal of the provision for contingencies	7,349	8,539	23,709
Reversal of the allowance for doubtful accounts	—	16,214	—
Other operating income	24,454	16,857	15,965

	44,330	67,254	71,014

Expenses
Taxes, charges and contributions	(2,832)	(21,532)	(19,484)
Goodwill amortization	(2,671)	(1,581)	(1,582)
Goodwill amortization on privatization	(50,469)	(50,450)	(50,450)
Amortization of concessions	(235,185)	(247,368)	(249,333)
Provision for contingencies	(21,436)	(72,780)	(32,897)
Loss on judicial proceedings	(7,842)	(11,068)	(18,911)
Impairment of property, plant and equipment	—	(25,648)	—
Other operating expenses	(10,373)	(10,095)	(4,285)

	(330,808)	(440,522)	(376,942)

Other operating expenses	(286,478)	(373,268)	(305,928)

25.	Financial Income

	2003	2004	2005
Interest accrued on short-term investments	100,936	103,567	137,701
Monetary adjustment	4,221	7,313	6,716
Interest on accounts receivable	5,793	17,520	9,985
Other	816	5,213	4,144

	111,766	133,613	158,546

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

	2003 Pro forma	2004 Pro forma	2005 Pro forma
Interest accrued on short-term investments	189,643	104,231	138,726
Monetary adjustment	29,320	7,457	6,980
Interest on accounts receivable	13,566	28,302	18,037
Interest accrued on intercompany loans receivable	58,410	10,838	—
Other	24,337	15,779	17,619

	315,276	166,607	181,362

26.	Financial Expenses

	2003	2004	2005
Interest on loans and financing	(41,958)	(2,224)	(10,454)
Taxes on financial income	(12,260)	(15,957)	(12,774)
Monetary adjustment	(2,288)	(5,540)	(772)
Interest on taxes and charges	(12,125)	(4,597)	(2,581)
CPMF	(7,091)	(13,636)	(16,251)
Financial expenses on handset sales	—	(14,861)	(30,154)
Other	(5,554)	(11,986)	(10,648)

	(81,276)	(68,801)	(83,634)

	2003 Pro forma	2004 Pro forma	2005 Pro forma
Interest on loans and financing	(139,705)	(51,838)	(125,918)
Taxes on financial income	(28,439)	(40,527)	(50,460)
Monetary adjustment	(26,397)	(30,144)	(16,290)
Interest on taxes and charges	(15,022)	(7,573)	(13,966)
CPMF	(21,218)	(31,892)	(49,725)
Financial expenses on handset sales	—	(36,330)	(81,514)
Other	(74,664)	(52,277)	(38,718)

	(305,445)	(250,581)	(376,591)

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

27.	Non-operating Income (Loss)

	2003	2004	2005
Income
Investment disposals	19,500	898	—
Fixed asset disposals	1,193	1,977	3,413
Other non-operating income	—	—	—

	20,693	2,875	3,413

Expenses
Cost of investments disposes of	(6,929)	—	—
Cost of fixed assets disposed of	(921)	(1,517)	(5,673)
Other non-operating expenses	(1)	(5,950)	—

	(7,851)	(7,467)	(5,673)

Non-operating income (loss)	12,842	(4,592)	(2,260)

	2003 Pro forma	2004 Pro forma	2005 Pro forma
Income
Investment disposals	78,000	898	—
Fixed asset disposals	4,818	4,787	6,674
Other non-operating income	2,155	—	—

	84,973	5,685	6,674

Expenses
Cost of investments disposed of	(27,716)	—	—
Cost of fixed assets disposed of	(7,782)	(8,111)	(11,647)
Other non-operating expenses	(26,084)	(9,630)	(527)

	(61,582)	(17,741)	(12,174)

Non-operating income (loss)	23,391	(12,056)	(5,500)

On December 18, 2003, the Company and the merged companies sold their participation in Blah to a related party under common control, TIM International N.V., resulting in a consolidated pro forma gain of R$50,284.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

28.	Financial Instruments and Risk Management

The Company and its subsidiaries carry out transactions involving financial instruments with the purpose of reducing risks related to market, exchange rates and interest. Such risks are controlled by specific policies, the establishment of operating limits and strategies, and other techniques for the monitoring of the positions.

Risk factors

The risk factors affecting the Company and its subsidiaries instruments are the following:

(i)	Exchange rate risk

The exchange rate risk relates to the possibility of the Company and its subsidiaries computing losses resulting from fluctuations in exchange rates, thus increasing debt balances of loans obtained in the market and the corresponding financial charges. In order to mitigate this kind of risk, the Company carries out hedge contracts with financial institutions.

At December 31, 2005, financings of the Company and its subsidiaries indexed to the “UMBNDES” exchange variance of a basket of currencies are 100% covered by hedge contracts. The income or loss resulting from these hedge contracts is charged to operating results.

There are no significant financial assets indexed to foreign currencies.

(ii)	Interest rate risk

Interest rate risk refers to:

•	possible variation in the fair value of financing subject to pre-fixed interest rates, if such rates do not reflect current market conditions. In order to mitigate this type of risk, the Company and its subsidiaries enter into hedging contracts with financial institutions. Gain or loss from these hedge contracts is charged to operating results;

•	possible unfavorable interest rate change, which would lead to an increase in financial expenses of the Company and its subsidiaries on debts and hedging operations entered into at variable interest rate. At December 31, 2005, financial resources of subsidiaries were mainly invested in Interbank Deposit Certificates (CDI), which significantly reduces this risk.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

(iii)	Credit risk related to services rendered

This risk relates to the possibility of the Company and its subsidiaries to incur losses arising from the difficulty in collecting accounts receivable billed to subscribers. In order to mitigate this risk, the Company and its subsidiaries perform credit rating analyses to support management of risk related to collection problems and also monitor accounts receivable from subscribers, disabling telephone lines of defaulting subscribers. The Company generally does not require collateral from its customers.

(iv)	Credit risk related to sale of telephone sets and prepaid telephone cards

The policy adopted by the Company’s subsidiaries for the sale of telephone sets and distribution of prepaid telephone cards is directly related to the risk of credit levels accepted during the normal course of business. The selection of partners, the diversification of the accounts receivable portfolio, the monitoring of credit conditions, and credit limits established for distributors are procedures adopted by the subsidiaries to minimize possible collection problems with its commercial partners. There are no customers accounting for more than 10% of accounts receivable from sale of goods at December 31, 2005 and 2004 or of income from sale of goods in 2005, 2004 and 2003.

(v)	Financial credit risk

This risk relates to the possibility of the Company and its subsidiaries computing losses originating from the difficulty in realizing short-term investments and hedge contracts.

The Company and its subsidiaries minimize the risk associated to these financial instruments by investing in well-reputed financial institutions.

There is no concentration of available resources of work, service, concessions or rights that have not been mentioned above that could, if eliminated suddenly, severely impact the operations of the Company and its subsidiaries.

Market value of financial instruments

The estimated market value of financial instruments, mainly of cash and cash equivalents, accounts receivable and short-term financial instruments approximates the corresponding book value considering that maturity of these instruments is within short-term. Financial instruments whose market value differs from book value at December 31, 2005 are as follows:

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

	2004		2005
	Book value	Market value	Book value	Market value
Loans and financing, including interest accrued	103,615	103,038	125,971	123,133
Hedge contracts on loans and financing	477	(338)	4,812	4,207

	2004 Pro forma		2005 Pro forma
	Book value	Market value	Book value	Market value
Loans and financing, including interest accrued	581,621	586,017	1,845,372	1,826,665
Hedge contracts on loans and financing	11,841	9,534	24,670	26,251
Hedge contracts on intercompany loans	19,693	23,544	—	—

The market value of loans and financing and of hedge contracts was determined through discounted future cash flows and use of interest rates applicable to instruments of similar nature involving the same conditions and risks, or is based on market quotations for such instruments.

Market value was estimated for a certain period, based on available information and own valuation methodology. Changes in assumptions may significantly affect such estimates.

29.	Pension Plans and Other Post-Employment Benefits

The Company, TIM Sul and TIM Nordeste sponsor a defined benefits pension plan for a group of employees from the former Telebrás system, as a result of legal provisions established at the time of that company’s privatization in July 1998. The plan is administered by the Fundação Sistel de Seguridade Social – Sistel.

During 1999 and 2000, each sponsor of the plans managed by SISTEL began creating their own individual retirement plans. The sponsors maintained the joint plan only for those participants who had retired prior to January 31, 2000. During 2002, the Company began structuring a defined contribution plan that would permit a migration to such plan to the employees under the defined benefit plan.

On November 13, 2002, through Notification 1,917 CGAJ/SPC, the Secretary of Complementary Pension approved the new defined contribution pension plan, TIMPREV, which provides new conditions for the granting and maintenance of benefits, as well as the rights and obligations of the Plan Administration Entity, the Sponsors, the Participants and their respective beneficiaries.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

Over 90% of the TND and TCS participants of the prior plan migrated to the new plan through the deadline for migration on January 29, 2003.

Under the new plan, the Company matches employee contributions at 100%. In accordance with the terms and conditions of the approved plan, TIMPREV provides the benefits listed below:

•	Regular retirement pension

•	Anticipated retirement pension

•	Disability pension

•	Deferred proportional benefit

•	Death pension

In the year ended December 31, 2005, the contributions to TIMPREV totaled R$296 (R$538 in 2004).

However, as there was not a complete migration of the employees to TIMPREV, the pension and health care plans originated from the Telebrás system continue to exist and are summarized below:

PBS : Sistel pension plan, which has the characteristic of a defined benefit plan and includes the active employees that were part of the plans sponsored by the companies comprised by Telebrás system;

PBS Assistidos : multi-employer pension plan for inactive employees;

Convênio de Administração : agreement for management of pension payments to retirees and those receiving pensions of the predecessor to the Company and its subsidiaries.

PAMEC : supplementary medical plan for employees and to the retirees of the predecessor to the Company and its subsidiaries.

PBT : defined benefit pension plan for the retirees of the predecessor to the Company and its subsidiaries.

PAMA : shared-cost medical plan for retired employees and their dependents.

The actuarial position of assets and liabilities related to pension and health care plans as of December 31, 2004 and 2005 is shown below, considering the rules defined in IBRACON NPC-26, as approved by CVM Instruction 371 for the plans existing prior to TIMPREV, and which still have active members.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

a) Effects recognized at December 31:

	Plans						Total
	PBS	PBS Assistidos	Convênio de Administração	PAMEC	PBT	PAMA	2005	2004
Reconciliation of assets and liabilities at 12/31/05
Present value of actuarial liabilities	22,879	4,507	863	79	1,389	2,823	32,540	28,853
Fair value of plan assets	(35,508)	(5,838)	(1,677)	(189)	(1,725)	(1,987)	(46,924)	(40,338)
Present value of liabilities in excess of fair value of plan assets	(12,629)	(1,331)	(814)	(110)	(336)	836	(14,384)	(11,485)

Net actuarial liabilities / (assets)	(12,629)	(1,331)	(814)	(110)	(336)	836	(14,384)	(11,485)

No asset was recognized by the sponsors due to the impossibility of refund of this surplus and because contributions on the part of sponsors will not be reduced in the future.

b) Changes in net actuarial liabilities (assets)

	Plans
	PBS	PBS Assistidos	Convênio de Administração	PAMEC	PBT	PAMA
Actuarial liabilities (assets) at 12/31/04	(9,401)	(1,246)	(814)	(97)	(390)	463
Expenses (income) recognized in prior year	(2,994)	(188)	(170)	(19)	(127)	7
Sponsor’s contributions	(77)	—	—	—	—	(16)
Actuarial (gains) losses recognized	(157)	103	170	6	181	382

Net actuarial liabilities (assets) at 12/31/05	(12,629)	(1,331)	(814)	(110)	(336)	836

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

c) Statement of losses (gains)

	Plans
	PBS	PBS Assistidos	Convênio de Administração	PAMEC	PBT	PAMA
(Gain) Loss on actuarial liabilities	1,130	248	81	9	93	888
(Gain) Loss on plan assets	(1,310)	(145)	89	(3)	88	(506)
(Gain) Loss on employees’ contributions	23	—	—	—	—	—

(Gain) Loss at 12/31/05	(157)	103	170	6	181	382

Corridor calculation (10% of equity and liabilities )	3,551	584	168	19	172	282

d) Reconciliation of present value of liabilities

	Plans
	PBS	PBS Assistidos	Convêniode Administração	PAMEC	PBT	PAMA
Value of liabilities at 12/31/04	20,762	4,149	764	64	1,267	1,847
Cost of current service	208	—	—	—	—	26
Interest on actuarial liabilities	2,269	450	83	6	137	205
Benefits paid in the year	(1,490)	(340)	(65)	—	(108)	(143)
Liabilities	1,130	248	81	9	93	888

Liabilities at 12/31/05	22,879	4,507	863	79	1,389	2,823

e) Reconciliation of fair value of assets

	Plans
	PBS	PBS Assistidos	Convênio de Administração	PAMEC	PBT	PAMA
Fair value of assets at 12/31/04	30,163	5,396	1,578	160	1,657	1,384
Benefits paid in the year	(1,490)	(340)	(65)	—	(108)	(143)
Participants’ contributions	60	—	—	—	—	—
Sponsor’s contributions	77	—	—	—	—	16
Actual yield of plan assets in the year	6,698	782	164	29	176	730

Liabilities at 12/31/05	35,508	5,838	1,677	189	1,725	1,987

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

f) Expenses expected for 2006

	Plans
	PBS	PBS Assistidos	Convênio de Administração	PAMEC	PBT	PAMA
Cost of current service (with interest)	89	—	—	—	—	24
Interest on actuarial liabilities	2,497	489	94	9	151	314
Expected yield of plan assets	(4,786)	(779)	(226)	(26)	(229)	(268)

Total expenses recognized	(2,200)	(290)	(132)	(17)	(78)	70

Expected participants’ contributions for the next year	(60)	—	—	—	—	—

Total net expenses (income) to be recognized	(2,260)	(290)	(132)	(17)	(78)	70

Actuarial assumptions adopted in the calculation

The main actuarial assumptions adopted in the calculation were as follows:

Nominal discount rate of actuarial liabilities:	11.30% p.a.
Estimated nominal yield rate of plan assets:	13.75% p,a,
Estimated nominal rate of salary increase:	7.10% p,a,
Estimated nominal rate of benefit increase:	5.00% p,a,
Biometric general mortality table:	UP94 severity-adjusted 2 years segregated by sex
Biometric disability table:	Mercer Disability Table
Estimated turnover rate:	Nil
Retirement likelihood:	100% upon first eligibility to a plan benefit
Estimated long-term inflation rate	5.00%
Computation method	Projected Credit Unit Method

Supplementary pension

The Company is sponsor, as successor from the partial spin-off of Telecomunicações do Paraná S.A. - TELEPAR, of the pension supplementation plans introduced in 1970 by a Collective Agreement Document, approved by the Atypical Contractual Relationship Document entered into by the Company and the labor unions representing the major professional categories of employees.

The agreement encompasses 86 employees hired before December 31, 1982, who are entitled to additional retirement benefits, only if they retire after having worked for the minimum time required for retirement (30 years for men and 25 years for women).

In June 1998, after the breakup of Telebrás, the Company opted for the extinction of this additional pension plan. As a consequence of the extinction of the plan, the Company allowed its participants to receive a payment in cash for the accumulated benefits or to transfer them to the PBS-A-Sistel plan. Most participating employees opted for the cash payment, which resulted in a disbursement of nearly R$7,000 in 1998. The remaining provisioned amount of R$3,584 at December 31, 2005 (R$3,697 in 2004) will be used to cover the benefits of those employees who have not opted yet (4 employees on December 31, 2004 and 2005).

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

30.	Directors’ Fees

Amounts paid to the board of directors were the following at December 31:

	2003	2004	2005
Directors’ fees	2,223	1,127	1,385

31.	Insurance (unaudited)

As of December 31, 2005, the Company and its subsidiaries have insurance cover against fire and sundry risks for inventories and fixed assets, Management considers the amounts sufficient to cover any losses, based on the risks and amounts involved.

32.	Commitments

On the terms of the Authorization for Personal Communication Services (“PCS”) Exploitation, the subsidiaries committed themselves to implement mobile personal telecommunications cover for the assigned area, on a phased basis, within the quality standards established by said authorization. Subsidiaries are subject to penalties if the terms of the authorization are not complied with.

As mentioned in Note 18, Anatel started administrative proceedings against the subsidiaries for noncompliance with certain service quality ratios provided for in the PCS authorizations in 2003 and 2004, The subsidiaries submitted answers to Anatel explaining that noncompliance with certain quality ratios was mainly due migration from the Cellular Mobile Services (“SMC”) to the PCS, change in the long-distance system, as well as the implementation of GSM network. The subsidiaries cannot predict the outcome of Anatel proceedings at this point. The provision for regulatory contingencies recorded in the balance sheet reflects the expected losses, per management’s expectations.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

33.	Reconciliation between Brazilian GAAP and US GAAP

I	Description of differences between Brazilian GAAP and US GAAP

The Company’s consolidated financial statements are prepared in accordance with Brazilian GAAP, whose accounting practices and policies are described in Note 4. Such practices and policies differ significantly from US GAAP. The tables below represent the reconciliation between the Company’s consolidated net income and net equity under Brazilian GAAP and US GAAP:

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

Reconciliation of the differences between Brazilian GAAP and US GAAP in net loss:

	Reference to notes		2003	2004	2005
Net income under Brazilian GAAP			120,802	265,935	399,200
Net income of TND under Brazilian GAAP	3.c		157,025	—	—
Net loss of TIM Celular, Maxitel, CRC and Blah under Brazilian GAAP	3.c		(895,471)	(1,576,473)	(1,586,062)
Eliminations on consolidation			14,032	58,567	240,426

Net loss under Brazilian GAAP			(603,612)	(1,251,971)	(946,436)

Consolidated adjustments for US GAAP:
(i) Effects of merger with TND:
Portion under common control:
Amortization of customer list and concession (acquisition by TIM Brasil in 1998)	33.I.a	(i)	(9,727)	(9,727)	(9,727)
Portion acquired from third parties:
Additional amortization and depreciation expense from write-up to fair value	33.I.a	(i)	—	(25,281)	(75,844)
Transaction costs	33.I.a	(i)	—	8,557	—
Deferred tax on the effects of merger with TND	33.I.a	(i)	3,307	11,903	29,094
(ii) Effects of acquisition of minority interests of TIM Sul and TIM Nordeste:
Additional amortization and depreciation expense from write-up to fair value	33.I.a	(ii)	—	—	(36,401)
Deferred tax on the effects of acquisition of minority interests	33.I.a	(ii)	—	—	12,376
Transaction costs	33.I.a	(ii)	—	—	7,767
(iii) Effects of acquisition of TIM Celular:
Common control acquisition of Maxitel:
Additional amortization and depreciation expense from write-up to fair value (acquisition by TIM Brasil in 2000 and 2002)	33.I.a	(iii)	(18,451)	(18,451)	(4,961)

Other consolidated adjustments for US GAAP:
Depreciation and amortization of the effect of indexation for the years ended December 31, 1996 and 1997	33.I.b		(12,069)	(10,275)	(2,909)
Capitalized interest	33.I.c		38,048	32,895	39,569
Amortization of capitalized interest	33.I.c		(4,698)	(11,243)	(15,822)
Pre-operating expenses	33.I.d		54,293	42,335	42,335
Provision for pension plan	33.I.e		32,302	445	—
Financial instruments	33.I.f		17,456	(6,201)	(35)
Goodwill amortization	33.I.h		1,581	1,581	1,581
Reversal of gain on sale of Blah	33.I.j		(50,284)	—	—
Asset retirement obligations	33.I.k		(35,230)	(39,766)	(48,082)
Handset discounts	33.I.l		—	(102,704)	351

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

	Reference to notes	2003	2004	2005
Reversal of the amortization of capitalized interest and foreign exchange variation on concession financing	33.I.n	27,654	27,654	27,820
Deferred tax on the other consolidated adjustments		(25,949)	29,976	(13,010)
Valuation allowance over deferred taxes		25,364	(7,814)	16,175
ADENE tax incentive	33.I.m	50,520	20,937	35,289
Minority interest on the other consolidated adjustments	33.I.o	(3,858)	4,035	(9,796)

Net loss under US GAAP		(513,353)	(1,303,115)	(950,666)

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

Reconciliation of the differences between Brazilian GAAP and US GAAP in shareholders’ equity:

	Reference to notes		2004	2005
Total shareholders’ equity under Brazilian GAAP			2,020,507	2,745,943
Total shareholder’s equity of TIM Celular, CRC and Blah under Brazilian GAAP			6,807,305	7,042,699
Eliminations on consolidation			(1,188,079)	(1,058,916)

Total shareholders’ equity under Brazilian GAAP			7,639,733	8,729,726

Consolidated adjustments for US GAAP:

(i) Effects of merger with TND:
Portion under common control:
Effects of acquisition of TND by TIM Brasil in 1998	33.I.a	(i)	157,889	148,162

Portion acquired from third parties:
Write-up to fair value from acquisition of minority interest	33.I.a	(i)	336,268	336,268
Additional amortization and depreciation expense resulting from write-up to fair value	33.I.a	(i)	(25,281)	(101,125)
Transaction costs			8,557	8,557
Deferred tax on the effects of merger with TND			(118,965)	(89,871)

(ii) Effects of acquisition of minority interests of TIM Sul and TIM Nordeste:

Write-up to fair value from acquisition of minority interest	33.I.a	(ii)	—	249,006
Additional amortization and depreciation expense resulting from write-up to fair value	33.I.a	(ii)	—	(36,401)
Deferred tax on the effects of acquisition of minority interests	33.I.a	(ii)	—	(72,285)
Goodwill	33.I.a	(ii)	—	13,294

(iii) Effects of acquisition of TIM Celular

Common control acquisition of Maxitel:
Effects of acquisition of Maxitel by TIM Brasil in 2000 and 2002	33.I.a	(iii)	80,427	80,427
Additional amortization and depreciation expense resulting from write-up to fair value	33.I.a	(iii)	(71,730)	(76,691)

Other consolidated adjustments for US GAAP:
Effect of the indexation for the years ended December 31,1996 and 1997	33.I.b		123,206	122,629
Depreciation and amortization of the effect of the indexation for the years ended December 31, 1996 and 1997	33.I.b		(117,643)	(119,975)

Sub-total			5,563	2,654

Capitalized interest	33.I.c		105,086	144,655
Amortization of capitalized interest	33.I.c		(23,036)	(38,857)
Financial instruments	33.I.f		(1,546)	(1,581)
Goodwill amortization	33.I.h		4,941	6,522
Corporate reorganization – acquisition of minority interest	33.I.i		14,520	14,520
Handset discounts	33.I.l		(102,704)	(102,352)

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

	Reference to notes	2004	2005
Asset retirement obligations:
Property, plant and equipment	33.I.k	280,558	315,473
Accumulated depreciation		(27,585)	(41,123)
Accumulated accretion	33.I.k	(47,411)	(81,955)
Liability for asset retirement obligations	33.I.k	(280,558)	(315,473)
Pre-operating expenses	33.I.d	(317,260)	(274,925)
Reversal of capitalized interest and foreign exchange variation on concession financing	33.I.n	(350,326)	(350,326)
Reversal of amortization of capitalized interest and foreign exchange variation on concession financing	33.I.n	153,415	181,235
Effect of deferred taxes on the other consolidated adjustments		201,335	188,325
Valuation allowance over deferred taxes		(186,525)	(170,349)
Minority interest on the other consolidated adjustments	33.I.o	(15,251)	—

Shareholders’ equity under US GAAP		7,420,114	8,665,510

a. Acquisitions and Business Combinations

Under Brazilian GAAP, assets acquired and liabilities assumed in a business combination effected through an exchange of shares are recorded at book value as of the date of acquisition designated in the business combination agreement. No goodwill or other fair value adjustments are recorded.

Under US GAAP, net assets acquired in a business combination are recorded at fair value on the acquisition date. The difference between the purchase price and the fair value of the net identifiable assets acquired is recorded as goodwill or negative goodwill. Goodwill is not subject to amortization, but is periodically assessed for impairment. Negative goodwill should be proportionally allocated to certain non-current assets acquired. Business combinations of companies under common control are accounted for in a manner similar to a pooling-of-interest based on the historical carrying values of the assets and liabilities of the acquired company. Additionally, the financial statements of the companies under common control are presented on a combined basis for all periods they are under common control.

(i) Acquisition of TND

As explained in Note 2-a, the Company acquired Tele Nordeste Celular Participações S.A. (TND) on August 30, 2004 (acquisition date). For Brazilian GAAP purposes, in the year of the acquisition, the results of operations of TND were included in the results of operations of the Company for the entire year, as required by the related merger agreement.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

For US GAAP purposes, as both the Company and TND were majority owned by TIM Brasil, a common controlling shareholder, the exchange of shares for the purpose of the merger of TND with and into the Company was considered a business combination of companies under common control and was accounted for in a manner similar to a pooling-of-interest. Accordingly, such exchange of shares, as it related to the portion under common ownership (23.73%) was accounted for at historical carrying values. The portion acquired from third parties (76.27%) was accounted for using the purchase method of accounting (at fair value) on a pro rata basis.

The following is a summary of the shares issued for each portion of the acquisition:

	Preferred Shares	Common Shares
Portion under common control	12,632,514,437	68,241,477,597
Portion acquired from third parties	198,519,351,323	59,353,273,158

Total	211,151,865,760	127,594,750,755

With respect to the acquisition of minority interest, the merger occurred on the acquisition date. With respect to the portion of the merger under common control, the merger was reflected from 1998, the date TIM Brasil acquired control of both the Company and TND. Therefore, for all periods presented, the Company’s and TND’s financial statements have been combined. The effects of the acquisition of the portion from third parties are reflected from September 1, 2004.

Portion Under Common Control

In 1998, TIM Brasil acquired ownership control of TND and recorded intangible assets and goodwill in the amount of R$640,699 as follows:

Customer list	24,932
Concession	107,000
Goodwill	508,767

Total	640,699

The amount of goodwill not allocated was amortized up to December 31, 2001 in accordance with SFAS 142, considering a period of 11 years based on the remaining period of the concession. In 2000, TIM Brasil concluded a restructuring process in which an amount of R$204,781, related to the fiscal benefit of such goodwill, was pushed down to TND, which was recorded as deferred tax assets. The intangible assets related to customer list and concession have been amortized since 1998. Therefore, for US GAAP purposes and in connection with the merger, the remaining goodwill recorded by TIM Brasil related to TND was pushed down to the Company. As of December 31, 2004 and 2005, the effect of the push down was as follows:

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

	December 31, 2004	December 31, 2005
Total amount acquired in 1998	640,699	640,699
Fiscal benefit resulting from goodwill pushdown	(204,781)	(204,781)
Accumulated amortization of goodwill, amortized up to December 31, 2001	(185,006)	(185,006)
Accumulated amortization of customer list, fully amortized by December 31, 2002	(24,932)	(24,932)
Accumulated amortization of concession	(68,091)	(77,818)

	157,889	148,162
Deferred tax liability related to concession	(13,229)	(9,922)

Total effect of push down	144,660	138,240

The adjustments to reflect the additional amortization expense under US GAAP for the years ended December 31, 2003, 2004 and 2005 from the write-up to fair value for the acquisition of TND by TIM Brasil in 1998 were R$9,727, R$9,727 and R$9,727, respectively.

•	Customer list of R$24,932 with annual amortization expense of R$4,986 was fully amortized by December 31, 2002.

•	Concession of R$107,000 with annual amortization expense of R$9,727 is being amortized over its useful life of 11 years.

•	Goodwill of R$508,767 was amortized up to December 31, 2001 and in accordance with SFAS 142, beginning in 2002 this goodwill was not subject to amortization.

Portion Acquired from Third Parties

For US GAAP purposes, the value of the shares issued for the portion acquired from third parties was determined based on the average market price of TCS’s shares over the 2-day period before and after the terms of the acquisition were agreed to and announced (June 1, 2004). The purchase price for the acquisition of the interest held by third parties of R$960,092 was calculated as follows:

Fair market value of TCS shares issued to third party shareholders (198,519,351,323 preferred shares x R$0.003843 per share, and 59,353,273,158 common shares x R$0.003148 per share)	949,755
Fair value of options held by TND employees	1,780
Acquired business acquisition costs	8,557

Purchase price	960,092

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

The purchase price of the transaction related to the third parties was allocated as follows:

Fair value increments:
Property, plant and equipment	58,264
Concession	121,319
Customer list	156,685
Deferred tax liability	(114,331)

Adjustments to fair value	221,937
Remaining net book value of identifiable net asset acquired and liabilities assumed which approximates fair value	738,155

Purchase price	960,092

The balances of the fair value increments and the related deferred income taxes at December 31, 2004 and 2005 were:

	2005
	Property, plant and equipment	Concession	Customer list	Total
Cost	58,264	121,319	156,685	336,268
Accumulated amortization/depreciation	(12,951)	(35,947)	(52,227)	(101,125)

	45,313	85,372	104,458	235,143

Deferred income taxes	15,407	29,027	35,515	79,949

	2004
	Property, plant and equipment	Concession	Customer list	Total
Cost	58,264	121,319	156,685	336,268
Accumulated amortization/depreciation	(3,238)	(8,987)	(13,056)	(25,281)

	55,026	112,332	143,629	310,987

Deferred income taxes	18,709	38,193	48,834	105,736

The additional amortization and depreciation expense resulting from the write-up to fair value of the above-mentioned fair value increments under US GAAP was R$101,125 (R$66,743, net of tax) in 2005 and R$25,281 (R$16,686, net of tax) in 2004.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

•	Property, plant and equipment of R$58,264 with annual depreciation expense of R$9,713 is being amortized over its average useful life of 6 years.

•	Customer list of R$156,685 with annual amortization expense of R$39,171 is being amortized over its useful life of 4 years.

•	Concession of R$121,319 with annual amortization expense of R$26,960 is being amortized over its useful life of 4.5 years.

The Company incurred transaction costs of R$11,220 associated with the merger. These costs include fees paid to investment bankers, attorneys and accountants. These costs were fully expensed for Brazilian GAAP purposes. For US GAAP purposes, the Company included those costs related to the portion of the transaction subject to purchase accounting, R$8,557, in the acquisition cost.

The following table summarizes unaudited pro forma financial information for the current year and the prior year assuming the TND acquisition of the portion from third parties occurred at the beginning of the years presented. This pro forma financial information is for informational purposes only and is not necessarily indicative of actual results that would have been reported had the TND acquisition of the portion from third parties occurred at the beginning of each year and it is not necessarily indicative of future results.

	2003	2004
Net revenue	4,138,862	6,114,804
Net loss	(563,411)	(1,336,484)

Basic and diluted common loss per thousand shares	(1.468)	(2.336)
Basic and diluted preferred earnings per thousand shares	0.034	0.042

(ii) Acquisition of minority interests of TIM Sul and TIM Nordeste

As explained in Note 2-b, the shareholders of the Company approved the acquisition of the minority interests of TIM Sul and TIM Nordeste on May 30, 2005 (acquisition date), making the companies into wholly-owned subsidiaries of the Company. For Brazilian GAAP purposes the effects of the acquisition are reflected from April 1, 2005, in accordance with the Protocol and Justification of Merger agreement, and for US GAAP purposes from June 1, 2005.

The following is a summary of the Company shares issued to the minority interests of each of the subsidiaries:

	TIM Sul	TIM Nordeste	Total
Preferred Shares	63,464,535,075	68,122,264,040	131,586,799,115
Common Shares	18,991,743,314	9,732,506,361	28,724,249,675

	82,456,278,389	77,854,770,401	160,311,048,790

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

For US GAAP purposes, the value of the shares issued was determined based on the average market price of the Company’s shares over the 2-day period before and after the terms of the acquisition were agreed to and announced (April 27, 2005). The purchase price for the acquisition of R$624,156 was calculated as follows:

Fair market value of Company shares issued to minority shareholders (131,586,799,115 preferred shares x R$0.003858 per share, and 28,724,249,675 common shares x R$0.003788 per share)	616,389
Acquisition costs	7,767

Purchase price	624,156

The purchase price of the transaction was allocated as follows:

Fair value increments:
Property, plant and equipment	39,412
Concession	73,771
Customer list	135,823
Deferred tax liability	(84,662)

Adjustments to fair value	164,344
Remaining net book value of identifiable net asset acquired and liabilities assumed which approximates fair value	446,518

Goodwill	13,294

Purchase price	624,156

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

The balances of the fair value increments and the related deferred income taxes at December 31, 2005 were:

	Property, plant and equipment	Concession	Customer list	Total
Cost	39,412	73,771	135,823	249,006
Accumulated amortization	(3,832)	(12,761)	(19,808)	(36,401)

	35,580	61,010	116,015	212,605

Deferred income taxes	12,097	20,743	39,445	72,285

The additional amortization and depreciation expense resulting from the write-up to fair value of the above-mentioned fair value increments under US GAAP was R$36,401 (R$24,025, net of tax) in 2005.

•	Property, plant and equipment of R$39,412 with annual depreciation expense of R$6,569 is being amortized over its average useful life of 6 years.

•	Customer list of R$135,823 with annual amortization expense of R$33,956 is being amortized over its useful life of 4 years.

•	Concession of R$73,771 with annual amortization expense of R$21,876 is being amortized over its useful life of 3.4 years.

The Company incurred transaction costs of R$7,767 associated with the acquisition. These costs include fees paid to investment bankers, attorneys and accountants. These costs were fully expensed for Brazilian GAAP purposes. For US GAAP purposes, the Company included those costs related to the portion of the transaction subject to purchase accounting in the acquisition cost.

The following table summarizes unaudited pro forma financial information for the current year and the prior year assuming the acquisition of the minority interests of TIM Sul and TIM Nordeste occurred at the beginning of the years presented. This pro forma financial information is for informational purposes only and is not necessarily indicative of actual results that would have been reported had the acquisition occurred at the beginning of each year and it is not necessarily indicative of future results.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

	2004	2005
Net revenue	6,114,804	8,329,890
Net loss	(1,278,221)	(936,567)

Basic and diluted common loss per thousand shares	(2.238)	(1.267)
Basic and diluted preferred earnings per thousand shares	0.042	0.053

(iii) Acquisition of TIM Celular

As explained in Note 2-c, the Company acquired TIM Celular and its wholly-owned subsidiaries, Maxitel, CRC and Blah on March 16, 2006. For Brazilian GAAP purposes, in the year of acquisition, the results of operations of the TIM Celular will be included in the results of operations of the Company for the entire year, as required by the merger agreement.

For US GAAP purposes, as both the Company and TIM Celular are majority owned by TIM Brasil, a common controlling shareholder, the exchange of shares for the purpose of the merger of TIM Celular with and into the Company is considered a business combination of companies under common control and was accounted for in a manner similar to a pooling-of-interest. Accordingly, such exchange of shares was accounted for at historical carrying values. The merger was reflected from 2000, the year TIM Brasil formed TIM Celular and, consequently, had control of both the Company and TIM Celular. Therefore, for all periods presented, the Company’s and TIM Celular’s financial statements have been combined.

TIM Celular acquired Maxitel from TIM Brasil on October 28, 2004. For Brazilian GAAP purposes, TIM Celular recorded the acquisition of Maxitel using the book value of the net assets acquired at September 30, 2004, in accordance with the merger agreement. The results of operations of Maxitel were also consolidated by TIM Celular beginning on that date.

TIM Celular acquired CRC and Blah from TIM Brasil, on December 21, 2005. For Brazilian GAAP purposes, TIM Celular recorded the acquisition of CRC and Blah using the book value of the net assets acquired at November 30, 2005, in accordance with the merger agreement. The results of operations of CRC and Blah were consolidated by TIM Celular beginning on that date.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

For US GAAP purposes, because the Company, Maxitel, CRC and Blah are majority owned by TIM Brasil, a common controlling shareholder, the mergers of Maxitel, CRC and Blah with and into TIM Celular are considered business combinations of companies under common control and were accounted for in a manner similar to a pooling-of-interest. Accordingly, such acquisitions were accounted for at historical carrying values. The mergers were reflected from 1998, 2001 and 2000, the date TIM Brasil formed Maxitel, CRC and Blah, respectively, and, consequently, had control of the Company, Maxitel, CRC and Blah. Therefore, for all periods presented the Company’s and Maxitel’s, CRC’s and Blah’s financial statements have been combined.

For Brazilian GAAP purposes, TIM Celular recorded its acquisition of Maxitel based on the net assets of Maxitel as reflected in Maxitel’s books. For US GAAP purposes, the acquisition of Maxitel was recorded based on the US GAAP carrying value of Maxitel as reflected in TIM Brasil’s books. The adjustments in the reconciliation relate to prior purchase price allocations related to TIM Brasil’s minority interest acquisitions of Maxitel.

b. Inflation accounting for the years ended December 31, 1996 and 1997

Under Brazilian GAAP, the Company discontinued accounting for the effects of inflation as of December 31, 1995. As of January 1, 1996, the carrying value of all non-monetary assets and liabilities became their historical cost basis. Under U.S. GAAP, Brazil was still considered to be a highly inflationary economy until July 1, 1997 and, based on discussions at the meeting of the International Task Force of the AICPA, the Company continued to record the effects of inflation using the IGP index up to 1997.

The U.S. GAAP adjustment represents the amortization of the restatement of fixed assets, which resulted from the inflation accounting to income applied during 1996 and 1997.

c. Capitalization of interest and the respective amortization

According to Brazilian GAAP applicable to the telecommunications sector through December 31, 1998, (i) the interest attributable to construction in progress was calculated at 12% per year on the balance of construction in progress (ii) the portion related to interest on third-party loans was credited to financial expenses on the basis of actual financial costs and (iii) the balance related to the Company’s own capital was credited to shareholders’ equity. Beginning in 1999, the Company and its subsidiaries started to capitalize interest on specific loans based on the respective interest rates that are specifically related to the financing of specific construction in progress.

For US GAAP purposes, interest on loans is capitalized up to the total of construction in progress. The credit is a reduction of financial expenses.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

The effects of these different criteria for capitalizing and amortizing capitalized interest are presented below:

	2003	2004	2005
Capitalized interest difference
US GAAP capitalized interest:	43,176	39,371	44,610
Less Brazilian GAAP capitalized interest:	(5,128)	(6,476)	(5,041)

US GAAP difference	38,048	32,895	39,569

Amortization of capitalized interest difference
Brazilian amortization of capitalized interest:	18,201	13,440	13,472
Less US GAAP amortization of capitalized interest:	(22,899)	(24,683)	(29,294)

US GAAP difference	(4,698)	(11,243)	(15,822)

d. Pre-operating expenses

Under Brazilian GAAP, pre-operating expenses incurred may be deferred until the commercial operations begin. Subsequently all costs related to the organization and start-up of a new business may be capitalized to the extent that they are considered recoverable. The amounts are amortized over a period of five to ten years.

Under U.S. GAAP, the rules are generally more restrictive as to the costs that can be capitalized and the periods over which such costs are amortized and these expenses are normally charged to operations.

e. Pensions and other post-retirement benefits

As discussed in Note 29, the Company and its subsidiaries sponsor pension plans and other post-retirement benefit plans. Through December 31, 1999 all plans were considered to be multi-employer defined benefits plans, in which the Company and its subsidiaries contribute towards the pension and other post-retirement benefits on the basis of a fixed percentage of salary, as annually recommended by independent actuaries. For the purposes of the financial statements under the accounting practices established by Brazilian GAAP and for US GAAP purposes, the companies recognized the expenses for the contributions to the multi-employer defined plans on the accrual basis and disclose their annual contributions.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

In December 1999, the Company announced its intention to withdraw from the plans sponsored by all the companies belonging to the Telebrás system covering active employees while remaining jointly and severally liable solely for the obligations under the pension and health care plans covering retirees and their dependants. In the consolidated financial statements under Brazilian GAAP this change had no accounting impact and the contributions to the plans sponsored exclusively by the Company are still recognized as expenses on the accrual basis.

For US GAAP purposes, since the sponsors decided to split-off the total assets and related actuarial obligations for the multi-employer plan prior to December 31, 1999 the Company recognized a contingent liability, which was probable and estimable, for the accrued pension cost as of such date. The funded status of those plans was recognized as of December 31, 1999, in shareholders’ equity and in net income for the year, as required by SFAS 87 “Employer’s Accounting for Pensions” and SFAS 106 “Employer’s Accounting for Postretirement Benefits and Than Pensions”. The provisions of SFAS 87 concerning the calculation of the funded status were applied with effect from January 1, 1992, since it was impossible to apply them from the effective date specified in the standard. As the majority of participants migrated to a defined contribution pension plan, TIMPREV, in 2003, an amount of R$(1,416) related to curtailment and R$31,830 related to settlement was reversed for US GAAP.

f. Financial instruments

Under Brazilian GAAP, the subsidiaries TIM Sul, TIM Nordeste, TIM Celular and Maxitel have been recording its hedging activities in the balance sheet as liability measured at the spot rates at period end plus the coupon rate as stated in the agreements and adjustments to contract value were recorded through income.

Under US GAAP, the subsidiaries recognize their foreign currency and interest rate swap agreements on the balance sheet at fair value and adjustments to fair value are recorded through income.

Swaps

At December 31, 2004 and 2005, the subsidiaries TIM Sul, TIM Nordeste, TIM Celular and Maxitel had entered into swaps contracts to protect themselves against devaluation of the Brazilian currency (“real”) in relation to U.S. dollar and against variation in the fair value of financing indexed to pre-fixed interest rates, with total updated amounts of R$717,926 and R$258,068, respectively, and due dates through 2013.

For Brazilian GAAP purposes at December 31, 2004 and 2005, the Company recorded payables related to these swap transactions of R$11,841 and R$24,670, respectively, which were recorded together with the loan balances. Additionally, the Company recorded a payable of R$19,693 related to a swap transaction on related party liability, which was recorded together with the related party balance. For US GAAP purposes, at December 31, 2004 and 2005, the Company recorded payables related to these swap transactions of R$33,078 and R$26,251, respectively.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

The fair value adjustments of the Company’s foreign currency and interest rate swap contracts were estimated based on quoted market prices of comparable contracts, and generated a positive effect of R$17,456, a negative effect of R$6,201, and a negative effect of R$35 in 2003, 2004 and 2005, respectively.

g. Incorporation of tax benefit of goodwill by subsidiaries

According to the Brazilian GAAP, companies may assign the tax benefit of the goodwill to their subsidiaries in order to receive the tax benefit generated by the amortization of such goodwill. The tax benefit is shown as deferred taxes with a contra account in a special reserve within shareholders’ equity. The deferred tax is amortized and recognized as an expense in the statement of income for the amount of the tax benefit. The tax benefit of the deduction of the amortization from the tax basis for income tax and social contribution generates a reduction of income tax and social contribution payable. Therefore, the amount recognized as an expense resulting from tax deductible amortization of goodwill is equal to the reduction in tax on taxable income. Such accounting generates a reduction in taxes payable, but has no effect on the determination of net income for the period.

Once the benefit is realized, shares will be issued to the controlling shareholder for the amount of the realized benefit; minority shareholders will be entitled to buy shares in proportion to their interests by paying them directly to the controlling shareholder.

Under US GAAP, goodwill generated internally is not recognized; however, the future tax benefit generated by the amortization of goodwill is recognized as a contribution from the controlling shareholder within additional paid-in capital, similarly to the accounting principles under the Brazilian GAAP. The realization of the tax benefit by the amortization of the goodwill is recognized as a decrease in the value of the deferred tax with a consequent decrease in the tax payable, and does not affect the determination of net income for the period, similar to the accounting principles under the Brazilian GAAP. However, since the net balance of the goodwill and the related provision reversal should be considered as deferred tax asset for US GAAP purposes, the realization of these assets would cause a reclassification from “other operating expenses, net” (where the realization of both accounts are recorded under Brazilian GAAP) to “income and social contribution tax expense” amounting to R$50,467, R$50,450 and R$50,450 during the years ended December 31, 2003, 2004 and 2005, respectively. The additional capital paid is transferred to capital upon the issuance of the shares.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

h. Goodwill amortization

The Company has recognized goodwill of R$16,669 in 2000 related to acquisition of minority interest on TIM Sul. For Brazilian GAAP purposes such goodwill has been amortized for a period of 10 years. For US GAAP purposes, the goodwill is not subject to amortization beginning January 1, 2002. The amount of such amortization for the years ended December 31, 2003, 2004 and 2005 is R$1,581, R$1,581 and R$1,581, respectively.

For US GAAP purposes, as required by SFAS 142, the Company makes annual assessments of all goodwill amounts recorded, including the amount discussed above. Based on management’s assessment of the fair value of the Company’s recorded goodwill amounts, there was no impairment recorded for US GAAP purposes as of December 31, 2003, 2004 and 2005.

i. Corporate reorganization – acquisition of minority interest

In 2002 the Company started a corporate reorganization, which was concluded in 2003, in which TIM Sul (formerly Telepar Celular S.A.) acquired the Company’s and minority interests in the other two Company’s subsidiaries, Telesc Celular S.A. and CTMR Celular S.A., being the owner of 100% of those subsidiaries. Under Brazilian GAAP the accounting was a capital increase by the book value of the two subsidiaries at TIM Sul and a contra account in investments. For the consolidated financial statements purposes this investment was eliminated.

For US GAAP purposes, the portion of such corporate reorganization related to the acquisition of minority interest was recorded using the purchase method in accordance with SFAS 141 and was recorded based on the fair value.

For the year ended on December 31, 2002, the Company recorded an asset of R$14,520 and an increase in minority interest, on a consolidated level for US GAAP purposes. The effect on operating and net income was not significant.

j. Reversal of gain on sale of Blah

In December 2003, the subsidiaries TIM Sul, TIM Nordeste, TIM Celular and Maxitel sold their interest in Blah to a related party under common control, TIM International N.V. The sale resulted in a gain of R$50,284 which was recorded in the income statement for Brazilian GAAP purposes. For US GAAP purposes, the gains resulting from these types of transactions between companies under common control should be recorded through shareholders’ equity. Therefore the gain of R$50,284, less tax of R$17,097 recorded in the Brazilian GAAP income statement was reversed for US GAAP purposes.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

k. Asset Retirement Obligations

The subsidiaries TIM Sul, TIM Nordeste, TIM Celular and Maxitel are contractually obligated to dismantle their cellular towers from the various sites they lease. For Brazilian GAAP purposes, the subsidiaries do not record a liability related to these obligations. For U.S. GAAP purposes, the subsidiaries adopted SFAS 143, “Accounting for Asset Retirement Obligations,” in 2003 which requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The subsidiaries determined an average price for dismantling such towers. The calculation was performed based on the number of sites and considered (i) for GSM sites, a double period for the concessions (15 + 15 years) from the date of the subsidiaries’ acquisition and (ii) for TDMA sites, a period through 2008. Since the subsidiaries have the expectation to assume the obligation for dismantling and removing the assets and restoring the site on which they are located, all sites were considered in the calculation. On January 1, 2003, the cumulative effect of the adoption of SFAS 143 was not significant. As of December 31, 2004 and 2005, the updated liability for asset retirement obligations recorded under US GAAP is R$327,969 and R$397,428, respectively.

The accretion of the liability for asset retirement obligations and the depreciation of the related assets resulted in additional expenses of R$35,230, R$39,766 and R$48,082 in 2003, 2004 and 2005, respectively.

l. Handset Discounts

The subsidiaries TIM Sul, TIM Nordeste, TIM Celular and Maxitel usually have combined sales (handsets and monthly service) for which a discount on the handset is reflected as a discount on the monthly service invoices over a period of less than one year. For Brazilian GAAP purposes, the handset sales revenue is recognized at the gross amount when sold and the discounts are recognized on a monthly basis as a reduction in the service revenues. Under U.S. GAAP, in accordance with EITF 00-21, “Revenue Arrangements with Multiple Deliverables,” the Company divides this arrangement into separate units of accounting and recognizes the discount on the handset when sold.

m. ADENE tax benefit

Under Brazilian GAAP tax incentives, such as the ADENE incentive explained in note 4-h, are recorded directly in shareholders’ equity. Under US GAAP, such incentives are recorded through earnings as a reduction of the income tax expense.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

n. Capitalized interest and foreign exchange variation on concession financing

For Brazilian GAAP purposes, Maxitel capitalized expenses related to interest and foreign exchange differences on the financing of its concession from 1999 to 2000. Under US GAAP, foreign exchange gains and losses may not be capitalized. In addition, because during the period in question Maxitel was providing mobile telephony services under the concession to its subscribers, the asset would not qualify for the capitalization of interest. Consequently, the interest and foreign exchange differences recorded under Brailian GAAP from 1999 to 2000, and the related amortization, have been reversed for US GAAP.

o. Minority shareholders’ share

In 2003, 2004 and the period from January 1, 2005 through May 30, 2005, not all subsidiaries consolidated were wholly owned by the Company and therefore the other consolidated US GAAP adjustments identified for each of such subsidiaries were allocated to their respective minority shareholders based on their participation. In addition, for US GAAP purposes, on May 30, 2005, the subsidiaries were converted into wholly-owned subsidiaries of the Company. For Brazilian GAAP purposes, this conversion occurred on March 31, 2005. Therefore, the 2005 minority shareholders’ share for US GAAP purposes includes R$10,595 related to the allocation of net income to the minority interest for the months of April and May 2005.

p. Incentives to customers

The subsidiaries TIM Sul, TIM Nordeste, TIM Celular and Maxitel grant incentives to certain customers that are classified as financial expenses for Brazilian GAAP purposes. For US GAAP purposes, such incentives of R$36,330 and R$81,514 in 2004 and 2005, respectively, are classified as reductions in revenue.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

II Changes in shareholders’ equity under US GAAP

Balance on December 31, 2003	4,497,546

Loss for the year	(1,303,115)
Dividends and interest on shareholders’ equity	(74,932)
Capital increase from TND options exercised	4,539
Capital increase from the acquisition of TIM Celular	4,074,139
Effect of allocation of fair value adjustments on merger with TND	221,937

Balance on December 31, 2004	7,420,114

Loss for the year	(950,666)
Dividends and interest on shareholders’ equity	(132,529)
Capital increase from the acquisition of minority interests of TIM Sul and TIM Nordeste	616,389
Capital increase from the acquisition of TIM Celular	1,710,196
Capital increase from stock options exercised	2,006

Balance on December 31, 2005	8,665,510

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

34.	Additional disclosures required by US GAAP

a. Condensed Consolidated Balance Sheets and Statements of Operations – US GAAP

The following are the condensed consolidated balance sheets of the Company under US GAAP at December 31, 2004 and 2005:

	2004	2005
ASSETS

Current assets
Cash and cash equivalents	127,836	519,300
Short-term investments	790,993	1,253,300
Accounts receivable, net	1,406,790	1,937,918
Recoverable and deferred taxes	351,839	376,648
Other assets	277,022	272,062

Total current assets	2,954,480	4,359,228

Noncurrent assets
Recoverable taxes	244,658	297,634
Deferred taxes	175,770	133,142
Other noncurrent assets	61,764	83,097
Property, plant and equipment, net	6,956,934	8,008,750
Intangibles, net	2,518,858	2,397,961
Goodwill	148,311	161,605

Total assets	13,060,775	15,441,417

	2004	2005
LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities
Accounts payable and accrued expenses	3,226,648	3,971,677
Loans and financing	440,692	167,329
Dividends and interest on shareholders’ equity payable	114,678	141,606
Other current liabilities	694,553	104,655

Total current liabilities	4,476,571	4,385,267

Noncurrent liabilities
Loans and financing	151,259	1,653,895
Provision for contingencies	112,411	157,501
Deferred taxes	116,810	159,845
Other noncurrent liabilities	374,753	419,399

Minority interests	408,857	—

Shareholders’ equity	7,420,114	8,665,510

Total liabilities and shareholders’ equity	13,060,775	15,441,417

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

The following are the condensed consolidated statements of income of the Company under US GAAP for the years ended December 31, 2003, 2004 and 2005:

	2003	2004	2005
Net revenues	4,138,862	6,114,804	8,329,890

Costs of goods sold and services rendered	(2,805,525)	(3,984,588)	(4,648,434)

Gross profit	1,333,337	2,130,216	3,681,456

Operating income (expenses):
Selling, general and administrative	(2,065,801)	(2,774,121)	(3,832,499)
Other operating income (expenses)	(186,061)	(339,085)	(336,838)

	(2,251,862)	(3,113,206)	(4,169,337)

Operating loss	(918,525)	(982,990)	(487,881)

Financial income (expenses), net	618,219	(138,469)	(294,581)
Non-operating income (loss)	(23,928)	(8,732)	(527)

Loss before taxes and minority interest	(324,234)	(1,130,191)	(782,989)

Income tax expense	(109,868)	(106,846)	(136,417)
Minority interest	(79,251)	(66,078)	(31,260)

Loss for the year	(513,353)	(1,303,115)	(950,666)

b. Pension and other post-retirement benefits

As discussed in Note 29, the Company, and practically all other companies belonging to the Telebrás System, participates in multi-employer defined post retirement pension and other benefits plans operated and managed by Sistel.

In December 1999, the Company and the other companies participating in the plans identified in these consolidated financial statements as PBS-A-Sistel and PAMA-Sistel reached an agreement to remove the active employees from the pension plan and create a new plan for each one of the new holding companies, including the Company (plans as identified in Note 29). The parties agreed to allocate the plan assets based on the reserves under the Brazilian GAAP. The allocation of the initial transition liabilities and non-amortized gains and losses was based on the projected benefit liability (PBO) of each individual employer divided by the total Sistel PBO in December 31, 1999, under SFAS 87. Retirees of the new holding companies participating in the Sistel-defined pension plan would remain as part of the Sistel multi-employer defined plan. The post-retirement health benefit plans would also remain as multi-employer defined plans; Sistel, however, no longer subsidizes life insurance premiums for retirees.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

The change in benefit obligation and plan assets, as well as the funding status on December 31, 2004 and 2005 for the pension plans for the active employees of TIM Sul and TIM Nordeste and the annual pension cost of the active employees Company’s sponsored defined benefit plan pension in accordance with US GAAP, are summarized below:

	TIM Sul		TIM Nordeste
	2004	2005	2004	2005
Projected benefit obligation at beginning of year	11,151	11,655	8,365	9,107
Service cost	112	96	131	111
Interest cost	1,223	1,273	914	991
Actuarial (gain) loss	(192)	336	354	801
Benefits paid	(639)	(736)	(657)	(754)

Projected benefit obligation at end of year	11,655	12,624	9,107	10,256

Change in plan assets
Fair value of plan assets at beginning of year	14,834	17,010	11,650	13,153
Actual return on plan assets	2,722	3,882	2,098	2,817
Contributions	93	82	62	55
Benefits paid	(639)	(736)	(657)	(754)

Fair value of plan assets at end of year	17,010	20,238	13,153	15,271

Funded status	5,355	7,614	4,046	5,015
Unrecognized net actuarial gains	(5,171)	(5,236)	(3,399)	(2,844)
Unrecognized net transition obligation, net	206	165	295	235

Net amount recognized	390	2,543	942	2,406

Amounts recognized in the statement of financial position consist of:

	TIM Sul		TIM Nordeste
	2004	2005	2004	2005
Prepaid benefit cost	390	2,543	942	2,406
Accrued benefit cost	—	—	—	—
Intangible assets	—	—	—	—

Net amount recognized	390	2,543	942	2,406

The accumulated benefit obligation for all defined benefit pension plans was R$20,384 and R$22,681 at December 31, 2004 and 2005, respectively.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

The components of net periodic benefit cost for the TIM Sul plan for the years ended December 31, 2003, 2004 and 2005 are as follows:

	Years ended December 31,
	2003	2004	2005
Service cost	230	112	96
Interest cost	1,225	1,223	1,273
Expected return on plan assets	(2,107)	(1,723)	(3,035)
Amortization of unrecognized gains	(381)	(376)	(435)
Amortization of transitional obligation	42	42	42
Expected participants’ contributions	(47)	(63)	(49)

Net periodic benefit cost	(1,038)	(785)	(2,108)

The components of net periodic benefit cost for the TIM Nordeste plan for the years ended December 31, 2003, 2004 and 2005 are as follows:

	Years ended December 31,
	2003	2004	2005
Service cost	507	131	112
Interest cost	1,229	914	991
Expected return on plan assets	(1,818)	(1,352)	(2,343)
Amortization of unrecognized gains	(399)	(212)	(217)
Amortization of transitional obligation	60	60	60
Expected participants’ contributions	(41)	(45)	(34)

Net periodic benefit cost	(462)	(504)	(1,431)

The actuarial assumptions for 2004 and 2005 used in the computation of the funding status of the BS-A-Sistel, PBS-TIM Sul and the PBS-TIM Nordeste were the following:

	2004	2005
Discount rates to determine the projected benefit liabilities	11.30%	11.30%
Rate of growth in compensation levels	7.10%	7.10%
Expected long-term rate of return for the plan assets	18.20%	13.75%
Annual Inflation	5.00%	5.00%

The expected long-term rate of return for the plan assets was set up based on the pension portfolio’s past average rate or earnings, discussion with portfolio managers and comparisons with similar companies. The expected long-term rate of return is based on an asset allocation assumption of 15% to equities and 85% fixed income securities.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

Plan Assets

TIM Sul and TIM Nordeste pension plans weighted-average asset allocations at December 31, 2004 and 2005, by asset category were as follows:

	TIM Sul		TIM Nordeste
	2004	2005	2004	2005
Equity securities	19%	22%	18%	21%
Debt securities	81%	78%	81%	78%
Others	—	—	1%	1%

Total	100%	100%	100%	100%

The Sistel TIM Sul and Sistel TIM Nordeste Benefit Plans Investment Policy’s are addressed in the Equity Application Master Plan (PDAP), which sets forth the policy for application and management of funds supporting the Plan, with a view to meeting the profitability and social security goals in accordance with the related actuarial liability.

Based on the short, medium and long-term macroeconomic scenarios prepared by SISTEL, the PDAP sets out objectives, goals and restrictions as to the investment of plan funds, and determines and designs the strategic assignment of these funds in each segment and portfolio, as well as the assets that may be selected and the strategy to be adopted to manage these assets.

The assignment addressed in the PDAP sets forth the ceiling and floor limits to break down the asset portfolio into fixed-income and variable assets, as well as loans and financings to the members of the plan, taking into consideration the limits set forth in National Monetary Council Resolution No. 3121, apart from the criteria for selection of these assets.

The minimum actuarial rate forecast for the Plan consists of profitability at least equal to INPC (Broad National Consumer Price Index) + 6% p.a.

Cash Flows

The Company expects to contribute R$92 to its pension plans in 2006.

A summary of the funding status of the Sistel (PBS-A- Sistel) pension plans on December 31, 2004 and 2005 for the multi-employer plan is presented below:

	TIM Sul		TIM Nordeste
	2004	2005	2004	2005
Projected benefit obligation (PBO)	(3,590,683)	(3,876,556)	(3,590,683)	(3,876,556)
Fair value of the plan assets	4,669,444	5,021,828	4,669,444	5,021,828

Excess of assets over projected liabilities	1,078,761	1,145,272	1,078,761	1,145,272

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

c. Statements of cash flows

Accounting principles under the Brazilian GAAP require presentation of a statement of changes in financial position reflecting the sources and uses of funds. A statement of cash flows was prepared based on SFAS 95 – Statements of Cash Flows, to complement the information disclosed under Brazilian GAAP. The statement of cash flows for 2003 reflects the combined cash flows of TCS and TND. The statements of cash flows for the years ended 2003, 2004 and 2005 reflect the acquisition of TIM Celular as if it occurred on January 1, 2003.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

	Years ended December 31,
	2003	2004	2005
Operating activities
Loss for the year	(603,612)	(1,251,971)	(946,436)
Adjustments to reconcile net income to cash:
Depreciation and amortization	1,051,056	1,405,749	1,901,353
Impairment of property, plant and equipment	25,648	—	—
Gain on sale of Blah	(50,284)	—	—
Loss on disposal of property, plant and equipment	200,746	23,078	10,534
Minority interests	75,392	70,113	21,464
Loss on investment	—	5,950	—
Accrued interest and foreign exchange variation of loans	233,499	179,399	341,822
Changes in operating assets and liabilities:
Trade accounts receivables	(388,114)	(601,751)	(534,837)
Inventories	(25,803)	26,268	(24,154)
Recoverable taxes	(75,129)	(94,470)	(94,313)
Deferred taxes	13,837	15,109	775
Other current and noncurrent assets	54,511	139,762	7,781
Salaries and social charges	5,867	27,897	13,767
Accounts payable	(659,916)	162,621	(500,789)
Taxes payable	121,761	37,395	121,694
Provision for contingencies	19,279	64,997	45,090
Pension plan liabilities	900	(37)	(113)
Related parties	(40,571)	(36,821)	(2,050)
Other current and noncurrent liabilities	(35,073)	30,790	(2,158)

Net cash provided by (used in)operating activities	(76,006)	204,078	359,430

Investing activities
Short-term investments	135,727	(66,551)	(462,307)
Proceeds from sale of Blah	78,000	—	—
Property, plant and equipment and usage license acquisitions	(1,017,145)	(1,633,594)	(1,467,156)

Net cash used in investing activities	(803,418)	(1,700,145)	(1,929,463)

Financing activities
New loans	—	119,856	1,405,319
Loan and financing payments	(816,698)	(303,360)	(275,728)
Loan from related partis	—	725,880	1,092,019
Repymets of loans from related paris	(607,188)	(122,445)	(1,870,812)
Withdrawal rights from minority interest paid	—	(31,483)	—
Concessions payable	(16,047)	(145,247)	—
Increase of capital reserve	—	—	6,401
Capital increase	2,404,436	1,382,930	1,695,176
Options exercised	86	4,539	2,006
Dividends and interest on shareholders’ equity paid	(61,332)	(89,000)	(92,884)

Net cash provided by financing activities	903,257	1,541,670	1,961,497

Increase in cash and cash equivalents	23,833	45,603	391,464
Cash and cash equivalents at beginning of the year	58,400	82,233	127,836

Cash and cash equivalents at end of the year	82,233	127,836	519,300

Supplementary disclosure of cash flow information:
Interest paid	169,998	63,540	64,099
Income and social contribution taxes paid	81,225	29,990	73,574
Accounts payable related to capital expenditures	1,047,332	1,305,009	1,089,175
Conversion of related party liability to capital	—	2,691,209	15,023
Shares issued to minority shareholders of TIM Nordeste and TIM Sul	—	—	415,069

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

d. New accounting standards

In December 2004 the FASB issued revised SFAS No. 123(R), “Share-Based Payment”, (“SFAS No. 123(R)”). SFAS No. 123(R) sets accounting requirements for “share-based” compensation to employees and requires companies to recognize in the income statement the grant-date fair value of stock options and other equity-based compensation. SFAS No. 123(R) is effective in interim or annual periods beginning after June 15, 2005. The Company will adopt the provisions of SFAS No. 123R effective January 1, 2006. As the Company does not currently have any “share based” compensation available to employees, the adoption of SFAS No. 123(R) is not expected to have an impact on the Company’s consolidated results of operations or financial position.

In December 2004, the FASB issued FASB Statement No.151, Inventory Costs, which clarifies the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Under this Statement, such items will be recognized as current-period charges. In addition, the Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This Statement will be effective for the Company for inventory costs incurred on or after January 1, 2006. Management does not expect the adoption of this Statement will have an impact on the Company’s financial statements.

In December 2004, the FASB issued FASB Statement No. 153, Exchanges of Nonmonetary Assets, which eliminates an exception in APB 29 for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. This Statement will be effective for the Company for nonmonetary asset exchanges occurring on or after January 1, 2006. Management does not expect the adoption of this Statement will have an impact on the Company’s financial statements.

In May 2005, the FASB issued Statement 154, “Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3,” or (“SFAS No. 154”). SFAS No. 154 changes the accounting for and reporting of a change in accounting principle. The provisions of SFAS No. 154 require, unless impracticable, retrospective application to prior periods’ financial statements of (I) all voluntary changes in accounting principles and (II) changes required by a new accounting pronouncement, if a specific transition is not provided. SFAS No. 154 also requires that a change in depreciation, amortization, or depletion method for long-lived, non-financial assets be accounted for as a change in accounting estimate, which requires prospective application of the new method. SFAS No. 154 is effective for all accounting changes made in fiscal years beginning after December 15, 2005. The Company’s adoption of SFAS No. 154 is not expected to have a material effect on the Company’s consolidated results of operations or financial position.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

On March 2006 the FASB issued Statement nº 156 that amends FASB Statements No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. The new Statement should be adopted as of the beginning of the first fiscal year that begins after September 15, 2006. The Company does not anticipate that the adoption of this new statement at the required effective date will have a significant effect in its results of operations, financial position or cash flows.

e. Segment information

Under US GAAP, SFAS Nº 131, “Disclosures about Segments of an Enterprise and Related Information” sets forth the rules under which publicly traded companies are obliged to disclose financial and descriptive information on their business segments. Management is of the opinion that the Company and its subsidiaries operate in a single business segment as telecommunication services providers and, therefore, the disclosure of information requirements under US GAAP do not apply.

f. Termination benefits

The companies in Brazil are required to deposit 8% of the gross salary of each employee to an account under the employee’s name for Fundo de Garantia do Tempo de Serviço (FGTS - Workers’ Compensation Fund). No other contribution to the FGTS is required. Contributions are recorded as they occur.

Brazilian labor law requires the Company to pay additional compensation to employees terminated without cause, equivalent to 50% of the total amount of deposits already made by the Company to the individual employee’s FGTS account, for the period such employee worked for the Company.

g. Comprehensive income

Comprehensive income is not different from net income under US GAAP for 2003, 2004 and 2005.

h. Loss per share

Under Brazilian GAAP, earnings/(loss) per share are determined based upon the total number of shares, common and preferred, outstanding as of the end of the period.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

Under US GAAP, earnings per share are determined based upon the weighted average number of shares outstanding during the period. Entities whose capital structures include securities that may participate in dividends with common stock according to a predetermined formula should use the two-class method of computing earnings per share as described in SFAS 128, “Earnings per Share”.

Since the preferred and common shareholders have different dividend, voting and liquidation rights, basic earnings per share should be calculated using the two-class method. The two-class method is an earnings allocation formula that determines earnings per share for preferred and common shares according to the dividends to be paid as required by the Company’s by-laws and participation rights in undistributed earnings. Under the Company’s bylaws, if the Company is able to pay dividends in excess of the minimum requirement for preferred shareholders and the remainder of the net income is sufficient to provide equal dividends to both common and preferred shareholders, then the earnings per share will be the same for both common and preferred shareholders.

EITF Issue No. 03-6 (“EITF 03-6”), “Participating Securities and the Two-Class Method under FASB Statement No. 128, “Earnings per Share”,” addresses the allocation of losses under the two-class method. If undistributed earnings must be allocated to participating securities under the two-class method, losses should also be allocated. However, EITF 03-6 limits this allocation only to situations when the security has: (1) the right to participate in the earnings of the Company, and (2) an objectively determinable contractual obligation to share in net losses of the Company. Because the Company’s preferred shareholders do not meet the latter requirement, in years of losses, such losses are entirely allocated to the Company’s common shareholders. Therefore, basic loss per common share is computed by increasing net loss by preferred dividends and dividing by the weighted-average number of common shares outstanding during the period.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

The following table sets forth the computation of basic and diluted loss per thousand common and preferred shares:

	Years ended December 31,
	2003	2004	2005
Numerator:
Net loss for the year under US GAAP	(513,353)	(1,303,115)	(950,666)
Preferred dividends	(23,260)	(43,884)	(80,462)

Net loss attributable to common shareholders	(536,613)	(1,346,999)	(1,031,128)

Denominator:
Weighted-average outstanding shares (in millions)
Common	399,706	590,843	802,863
Preferred	680,513	1,056,161	1,520,323

Earnings/(loss) per 1,000 shares (basic and diluted)
Common shares	(1.343)	(2.280)	(1.284)
Preferred shares	0.034	0.042	0.053

i. Stock options

As mentioned in the footnote 19-e, 595 thousand options were exercised in 2005 and all remaining outstanding unexercised stock options expired on April 25, 2005. Additionally, the stock option plan was also terminated on that date and the Company did not adopt a new plan. .

For US GAAP purposes the Company applied APB Opinion No. 25 in accounting for its stock option plan. No compensation cost was recognized for its stock options in the financial statements in 2003, 2004 and 2005. In 2003 and 2004, the year end market price was below the exercise price. During the period from January 1, 2005 through April 25, 2005, the market price was below the exercise price for all of the options, except for the 595 thousand options that were exercised on April 25, 2005. The resulting compensation expense related to these 595 thousand options was not significant.

Pro forma information regarding net income and earnings per share is required by SFAS 123 and was determined as if the Company had accounted for its employee stock options under the fair value method of SFAS 123. The fair value of these options was estimated at grant date using a Black-Scholes option-pricing model with the following weighted average assumptions for the years ended December 31, 2003, 2004 and 2005: expected total dividends for all stock options of R$76,399 in 2005; expected volatility of 63%; risk-free interest rate of 19% and expected lives of 4 years.

For purposes of pro forma disclosures under SFAS 123 and SFAS 148, the estimated compensation expense related to option grants to employees that would have been recognized in fiscal 2003, 2004 and 2005 is deducted from net income. The Company’s pro forma information related to option grants to employees as calculated in accordance with SFAS 123 and SFAS 148 is as follows:

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

	Years ended December 31,
	2003	2004	2005
Net loss as reported	(513,353)	(1,303,115)	(950,666)

Deduct: Total stock-based employee compensation expense determined under fair value net of related tax effects	(3,248)	(2,173)	(3,610)

Pro forma net loss	(516,601)	(1,305,288)	(964,276)

Loss per share:
Basic and diluted earnings/(loss) per thousand shares, as reported
Common	(1.343)	(2.280)	(1.284)
Preferred	0.034	0.042	0.053

Proforma basic and diluted earnings/(loss) per thousand shares
Common	(1.351)	(2.283)	(1.289)
Preferred	0.034	0.042	0.053

As a result of the merger mentioned in 2-a, each outstanding option to acquire shares of TND preferred stock held by TND employees immediately prior to the merger were adjusted so that the employees held the option to purchase the Company’s preferred stock. The number of shares of the Company’s preferred stock that were subject to converted options was determined by multiplying the number of shares of TND preferred stock subject to options, by the merger exchange ratio of 0.9261, rounded, if necessary, to the nearest whole share of the Company’s preferred stock.

TND had 595 thousand options outstanding to purchase shares of preferred stock immediately before the merger. The fair value of these options of R$1,780 was determined using the Black-Scholes option-pricing model upon completion of the merger and was included in the total purchase price of R$960,092.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

Stock option activity and related information during the periods indicated was as follows:

	Number of Shares (in thousands)	Weighted- average exercise price
Balance at December 31, 2000	—	—
Granted	4,073	4.27
Exercised	—	—
Forfeited	—	—
Expired	—	—

Balance at December 31, 2001	4,073	4.27
Granted	—	—
Exercised	—	—
Forfeited	—	—
Expired	—	—

Balance at December 31, 2002	4,073	4.27
Exercised	—	—
Forfeited	—	—
Expired	—	—

Balance at December 31, 2003	4,073	4.27
Exercised	—	—
Merger*	595	3.37
Forfeited	(848)	4.27
Expired	—	—

Balance at December 31, 2004	3,820	4.13
Exercised	(595)	3.37
Forfeited	—	—
Expired	(3,225)	4.27

Balance at December 31, 2005	—

*	Represents the options of pre-merger TND employees.

j. Concentration of risks

The Company continually monitors the level of trade accounts receivable and limits the exposure to bad debts by cutting access to the telephone network if any invoice is 20 days past due.

The Company maintains cash and cash equivalents with various financial institutions and, as a policy, limits exposure to any one institution.

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

In conducting its businesses, the Company is fully dependent upon the cellular telecommunications concession as granted by the Federal Government.

All employees are represented by state labor unions associated with the Federação Nacional do Trabalhadores em Telecomunicações (“Fenattel”) and the Federação Interestadual dos Trabalhadores em Telecomunicações (“Fittel”) or the Sindicato dos Engenheiros do Estado do Parana e Nordeste. The Company negotiates new collective labor agreements every year with the local unions. The collective agreements currently in force expire in November 2006.

There is no concentration of available sources of labor, services, concessions or rights, other than those mentioned above, that could, if suddenly eliminated, severely impact the Company’s operations.

k. Income and social contribution taxes

For US GAAP purposes, the deferred income and social contribution taxes are comprised as follows:

	2004	2005
Goodwill on privatization	531,704	383,322
Reversal of the provision for integrity of equity	(350,924)	(252,992)

Tax benefit related to goodwill paid on privatization	180,780	130,330
Tax loss carryforwards - income tax	1,082,573	1,329,622
Tax loss carryforwards – social contribution tax	389,746	478,685
Fair value increments from acquisitions of minority interests	(108,692)	(153,505)
Pre-operating expenses	107,868	93,474
Depreciation of handsets granted to customers	59,412	88,326
Interest and foreing exchange on concession financing	66,950	57,491
Allowance for doubtful accounts	65,741	80,707
Provision for contingencies	35,202	53,550
Asset retirement obligations	25,498	41,846
Handset discounts	34,919	34,800
Accelerated depreciation of TDMA equipment	14,035	33,426
Provision for employees’ profit sharing	10,756	13,411
Capitalized interest	(29,789)	(36,873)
Other provisions	(6,356)	(2,294)
Valuation allowance	(1,760,976)	(2,166,580)

	167,667	76,416

Noncurrent assets	175,770	133,142
Noncurrent liabilities	(116,809)	(159,844)

Current assets	108,706	103,118

TIM PARTICIPAÇÕES S.A. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

December 31, 2003, 2004 and 2005

(In thousands of Brazilian reais)

The subsidiary TIM Celular, which has had cumulative net losses, has recorded full valuation allowances related to its deferred taxes because of uncertainties as to the realization of such amounts.

The ADENE tax incentive related to 2002 of R$20,456 was recorded in 2003, the period in which the tax incentive was granted. Income and social contribution tax expenses under US GAAP are as follows:

	2003	2004	2005
Income and social contribution tax expense (Note 8)	(112,643)	(111,398)	(165,891)
Income tax reduction – ADENE:
Related to 2002	20,456	—	—
Related to 2003	30,064	—	—
Related to 2004	—	20,937	—
Related to 2005	—	—	35,289
Tax benefit of goodwill by subsidiaries (Note 33.I.g)	(50,467)	(50,450)	(50,450)
Deferred tax on the US GAAP adjustments (Note 33)	(22,642)	41,879	28,460
Valuation allowance over deferred taxes (Note 33)	25,364	(7,814)	16,175

Total income tax and social contribution tax expense	(109,868)	(106,846)	(136,417)

The effect of the income tax reduction resulting from the ADENE tax incentive, per 1,000 shares, was as follows:

	2003	2004	2005
Common shares	0.126	0.035	0.044
Preferred shares	—	—	—

The effective tax rate for the Company under US GAAP was (33.89%), (9.45%) and (12.71%) for 2003, 2004 and 2005, respectively.